Exhibit 99.3

HYDROGENICS

SHIFT **POWER** | **ENERGIZE** YOUR WORLD

2017 ANNUAL REPORT

01
3MW
02
03
04
05
06
07
08
09
H_2
P2X

Nine ways we're making a difference...

01
Our fuel cells require no humidification of incoming hydrogen or air

02
The world's first single 3MW stack platform for utility scale renewable hydrogen

03
The most power dense electrolysis platform for the smallest plant footprint

04
Eliminated the need for air compressors, saving costs and improving reliability

05
Simplicity: Quick and easy integration

06
Wireless electrification for the world's first hydrogen powered commuter train

07
A cleaner path to flight, using fuel cells in the world's first hydrogen powered plane

08
Gigawatt scale renewable hydrogen

09
Enabling clean public transport with zero-emission fuel cell buses

Table of Contents
Message to Shareholders		2
Management’s Responsibility for Financial Reporting		4
Management Discussion and Analysis
1.	Our Business	5
2.	Growth Strategy	8
3.	Operating Results	9
4.	Financial Condition	14
5.	Summary of Quarterly Results	15
6.	Liquidity and Capital Resources	17
7.	Outstanding Share Data	22
8.	Critical Accounting Estimates	23
9.	Changes in Accounting Policies and Recent Accounting Pronouncements	23
10.	Outlook	23
11.	Related Party Transactions	25
12.	Disclosure Controls	25
13.	Internal Control Over Financial Reporting	26
14.	Reconciliation of Non-IFRS Measures	26
15.	Risk Factors	27
16.	Forward-looking Statements	28
Consolidated Financial Statements
	Management’s Report on Internal Control over Financial Reporting	29
	Independent Auditor’s Report	30
	Consolidated Financial Statements	32
	Notes to Consolidated Financial Statements	37
Board of Directors		74
Shareholder Information		75

Presidents Message

Shift Power, Energize Your World.

It hasn’t let up. As the major themes of energy integration, electrification of mobility, energy storage and de-carbonization progress, the massive shift to hydrogen power continues around the world. We have seen an acceleration in this shift to hydrogen over the past year and Hydrogenics continues to be recognized – with many new projects highlighting our leadership:

•	The world’s first hydrogen commuter trains are on the track now with Alstom in Europe;

•	More zero-emission fuel cell powered buses are running on the streets of China;

•	The most energy dense electrolysis system is up and running with one of the world’s largest energy companies, Enbridge;

•	Progress continues in zero-emission flight with records for size, range and payload; and

•	We have strong reference sites for Power-to-Gas across three continents: North America, Europe and Asia.

We are focusing on what matters and we are making a difference in the world. Hydrogenics’ standardized, scalable and world leading technology platforms are proving to be the solution of choice for early adopters leading this energy transformation.

Our technology platforms are unique and highly complementary, delivering two important and reinforcing attributes. With electrolysis we convert renewable energy resources into stored energy in the form of hydrogen. Our fuel cell platform allows that stored hydrogen energy to be converted into electrical power to drive applications in heavy mobility and critical power. Over time, we expect hydrogen to displace the historical foothold of fossil fuels that have been used to “carry” our energy for too long and at too great a price to the planet. Hydrogen is the last stop on the journey of de-carbonization from wood to coal to oil to natural gas, and now, to no carbon at all. No other technology has the potential to enable renewable energy sources to achieve meaningful adoption and relevance across the entire energy system, while simultaneously integrating with existing energy infrastructure.

Meaningful adoption of mainstream applications for our technologies is increasingly evident. Of particular note in the last year is the progress we’ve seen in China. Today there is not another region in the world that understands the value of hydrogen technology better than China. The belief that hydrogen is critical to improving air quality, with a vision for scale of deployment and policy support for the energy transition that is unmatched by any other jurisdiction. We have carefully selected local partners with the capability to execute on this opportunity. The initial hard work of vehicle integration has been completed on more than eight different vehicle platforms, requiring many months of preparation. The first meaningful steps for volume exceeding hundreds of units took place in 2017, laying an important foundation for the years to come. Hydrogenics’ plan is to help our partners to grow, to align with the direction of policy in their country and to mutually share the benefits.

As our customers incorporate Hydrogenics technology into their applications, the heart of the Hydrogenics difference is the people on our team. We not only work with companies to ensure they have a safe and reliable system, we partner with them to ensure their success. It is through the leadership, competence and innovative nature of our team that we’ve enabled our partners to navigate this important energy transition and launch successful projects around the world. In the end, our partners’ success is our success.

Our 2017 financial results demonstrated strong evidence that our efforts are paying off. Revenue is up 66%, gross margin improved and unit costs declined. We have worked hard to maintain a lean organizational structure with high operating leverage so we can deliver significant value as the business scales. As a result of ongoing discipline in these areas, cash flow improved significantly in 2017. We believe the value of our approach will become increasingly evident over time. Importantly we ended the year with a strong balance sheet, cost position and significant backlog of orders on hand.

For 2018, we look forward to more meaningful steps in the same direction, including a broader scope of applications and ongoing scale-up in operations and adoption. These are critical days to deliver on the promise of our technology strength, now more than 23 years in the making. The struggle, hard work and tenacity it took to get here has been worth the effort. I believe the difference we make in the world will be increasingly evident in 2018 and beyond.

President’s Message to Shareholders	Page 2

Hydrogenics Corporation

As always, we conclude with gratitude. Thanks to our customers who paid us the compliment of selecting Hydrogenics. Thanks to our shareholders who have supported us through ups and downs in the past; your patience is being rewarded. Thanks to our Board of Directors for their wisdom and guidance. And thanks most of all to our world class team, a team that continues to enable our technology leadership and success.

We remain proud and energized by the good we are doing around the world.

Daryl C.F. Wilson

President & Chief Executive Officer

President’s Message to Shareholders	Page 3

Hydrogenics Corporation

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of Hydrogenics Corporation (the “Company”). The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditor’s report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been audited by the shareholders’ independent auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, and their report is provided herein.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 7, 2018

Mississauga, Ontario

2017 Management’s Discussion and Analysis	Page 4

Hydrogenics Corporation

1	Our Business

Who We Are

Hydrogenics, together with its subsidiaries, is a globally recognized leader in the design, development and manufacture of hydrogen generation, energy storage and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and branch offices in Russia, Indonesia and Malaysia.

We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry. As part of our portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services. We believe these patents place Hydrogenics in the strongest possible position to build our company over the long term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

How We Are Organized

We operate in various geographic markets and organize ourselves in two reportable segments being Onsite Generation and Power Systems.

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2017, our OnSite Generation business reported revenues of $25.0 million and, at December 31, 2017, had 82 full-time employees.

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany, and develops products for energy storage, motive power and stationary applications. For the year ended December 31, 2017 our Power Systems business reported revenues of $23.1 million and, at December 31, 2017 had 89 full-time employees.

Where applicable, corporate and other activities are reported separately as Corporate and Other. This is the provision of corporate services and administrative support. At December 31, 2017, our Corporate and Other activities had four full-time employees.

OnSite Generation

Our OnSite Generation business segment, is based on water electrolysis technology which involves the decomposition of water into oxygen and hydrogen gas by passing an electric current through a liquid electrolyte or a polymer electrolyte membrane. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas. Our HySTAT® and HyLYZER® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.

Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen. A typical unit for these applications would generate 20 to 60 normal cubic meters of hydrogen and consume 100 to 300 kilowatt (kW) of electrical energy. Recently we have seen several large scale applications which would consume 10 to 100 megawatts (“MW) of power, which is 100 to 300 times larger than a typical industrial unit to date. Today several third party studies and internal work by lead customers such as Uniper and Enbridge suggest substantial long term opportunity for “power to gas”, an application for energy conversion and storage. The ongoing commercialization of these applications will coincide with changes to legal and regulatory frameworks in countries that recognize the commercial importance of energy storage as a key factor in energy management and reducing a carbon footprint for electricity generation. In addition to Power-to-Gas, very large scale industrial applications are also appearing such as the de-tritiation of contaminated waste water at nuclear reactor sites. In larger applications, the use of PEM electrolysis technology results in highly efficient energy dense applications. Our 1.5MW PEM single stack electrolyzer is the most power dense unit in the market today and is ideally suited for large scale energy storage applications.

2017 Management’s Discussion and Analysis	Page 5

Hydrogenics Corporation

Hydrogenics is one of the leaders in Power-to-Gas, an innovative energy conversion and storage solution using electrolysis. Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage. An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines. The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed. Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options. It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system. Hydrogenics is working with global energy utilities such as E.ON and Enbridge to commercialize Power-to-Gas energy storage globally.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level. The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen. This hydrogen is then stored at site and can be used to fuel hydrogen cars and buses. If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions are only water vapor.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications. We also sell and service products for progressive oil and gas companies, requiring hydrogen fueling stations for transportation applications. Recently, the rollout of fuel cell motor vehicles and the increase in fuel cell buses and other mass transit applications has resulted in an increase in orders and interest for fueling stations in Europe, California and elsewhere. This shift has signaled what we believe could be a major increase in the size of this market.

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) continue to expand opportunities in Power-to-Gas in Europe, North America and elsewhere; (v) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (vi) reduce the cost of ownership of our products through design and technology improvement; and (vii) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from three kW to one MW with ease of integration, high reliability and operating efficiency, delivered from a highly compact area.

Our target markets include stationary power applications (including primary and back-up power) and motive power applications, such as trains, buses, trucks and utility vehicles and backup power applications. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. Our target future addressable markets (stationary power and mobility markets) are estimated to be in excess of $2 billion specifically related to hydrogen power technology.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current and alternating current backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our power systems in stationary power applications such as that employed by our Kolon-Hydrogenics joint venture in South Korea. Finally, we also sell our Power Systems products to military, aerospace and other early adopters of emerging technologies.

2017 Management’s Discussion and Analysis	Page 6

Hydrogenics Corporation

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling manufacturing efficiencies and reduced development spending; (ii) achieve further market penetration in the stationary power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economical performance. In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead-acid batteries by offering increased productivity and lower operational costs.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications, including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics. While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel cell powered automobiles. We expect this will help establish concentration around PEM technology and may result in a lower cost, as compared to the other fuel cell technologies.

How We Sell Our Products

Our products are sold worldwide to OEMs, systems integrators and end-users through a direct sales force and a network of distributors. Our sales method varies depending on the product offering, market and stage of technology adoption.

Intellectual Property

We protect our intellectual property by means of a combination of patents, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We generally enter into non-disclosure and confidentiality agreements with each of our employees, consultants and third parties that have access to our proprietary technology. We currently hold 147 patents in a variety of jurisdictions and have 49 patent applications pending. Additionally, we enter into commercial licenses and cross-licenses to access third party intellectual property.

We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry into our industry for potential competitors.  As part of our patent portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long-term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

We typically retain sole ownership of intellectual property developed by us. In certain situations, we provide for shared intellectual property rights. We have these rights in perpetuity, including subsequent improvements to the licensed technology.

Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.

Government Regulation

We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions that we operate in. Our products are subject to oversight and regulation by governmental bodies in regards to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

2017 Management’s Discussion and Analysis	Page 7

Hydrogenics Corporation

2	Growth Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies, municipalities and other owners of mass transit applications (such as buses and trains) and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration

At December 31, 2017, we had 15 full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made to strengthen the sales function, including repositioning of responsibilities to permit dedicated sales leadership, obtaining detailed assessments of markets, and leveraging our strategic relationships with companies such as Enbridge and Kolon.

2017 continued the focus begun in 2016 on developing several key markets and geographies. In Power Systems, our growth in the Chinese bus and transportation market was evidenced by significant year-over-year sales growth, as well as a 1,000 unit order and licensing agreement with Blue-G New Energy Science & Technology Corporation that is expected to contribute to further growth in 2018 and beyond. Driven by government incentives for fuel cell buses, the Chinese market currently represents the single largest geographic market for fuel cell technology. Also on the mobility front, work continued on our ten-year contract to develop and supply hydrogen fuel cell propulsion systems for Alstom Transport for passenger rail in Europe. We are also investigating extending hydrogen rail opportunities into other markets in North America and Asia.

Additionally, we have developed or maintained relationships with third parties we believe are well positioned in our relevant markets to identify new opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, we are leveraging our strategic relationship with Enbridge. Construction on our Toronto area energy storage facility (in a joint venture with Enbridge Gas Distribution) is nearing completion ongoing with commercial operation expected in the second quarter of 2018.

We are also noting increased success in partnering with companies to develop hydrogen fueling stations using our electrolysis technology as automobile manufacturers begin to roll out hydrogen fuel cell vehicles at commercial production levels (principally for the European, Asian and California markets).

Future Markets

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis. Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage. An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines. The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed. In this way, surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options. It enhances the flexibility of managing a power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system. Hydrogenics is working with global energy utilities such as Uniper and Enbridge to commercialize Power-to-Gas energy storage globally.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level.  The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen.  This hydrogen is then stored at site and can be used to fuel hydrogen cars and buses.  If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions emit only water vapor.

Unique applications and products such as our Celerity fuel cell module for bus and truck applications, smaller fuel cells for range extension mobile applications and our rack mounted stationary fuel cell products for stationary power applications such as Kolon in South Korea will continue to be a focus area of our Company.

2017 Management’s Discussion and Analysis	Page 8

Hydrogenics Corporation

Advancing Our Product Designs

Within our OnSite Generation business segment, we remain focused on two key areas. First, reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2017 and beyond. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity. Second, we are looking at continuing the rollout of PEM electrolysis, particularly in the area of Power-to-Gas where PEM technology provides a more scalable solution than alkaline electrolysis at higher power levels.

Within our Power Systems business segment, we spent much of 2017 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components. We continue to leverage our integration capability in taking a standard fuel cell stack and finding multiple cost-effective applications. The result is a common building block such as our (HD30 30kW fuel cell) being used in multiple applications such as buses, stationary power and grid stabilization. We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace by looking at both scale (increased volume ordering from suppliers) as well as bringing components of the supply chain in-house to further reduce production cost.

3	Operating Results

Selected Financial information

(in thousands of US dollars, except per share amounts)

				2017 vs 2016	2016 vs 2015
	2017	2016	2015	% Favourable (Unfavourable)	% Favourable (Unfavourable)
OnSite Generation	$24,973	$17,510	$23,556	43%	(26)%
Power Systems	23,079	11,480	12,308	101%	(7)%
Total revenue	48,052	28,990	35,864	66%	(19)%

Gross profit	11,420	5,995	5,971	90%	n/a
Gross Margin %	24%	21%	17%

Selling, general and administrative expenses	13,742	10,825	10,215	(27)%	(6)%
Research and product development expenses	6,376	3,576	4,070	(78)%	12%

Income (loss) from operations	(8,698)	(8,406)	(8,314)	(3)%	(1)%
Finance income (loss), net	(2,442)	(1,451)	(3,128)	(68)%	54%
Net loss	$(11,140)	$(9,857)	$(11,442)	13%	(14)%
Net loss per share	$(0.80)	$(0.79)	$(1.12)	2%	(30)%

Cash operating costs[1]	$17,834	$13,894	$14,102	28%	(1)%
Adjusted EBITDA[1]	(6,334)	(7,555)	(7,875)	16%	4%

Cash used in operating activities	(4,782)	(13,213)	(5,838)	64%	(126)%
Cash and cash equivalents (including restricted cash)	22,414	11,278	24,901	99%	(55)%
Total assets	64,913	49,273	59,368	32%	(17)%
Total non-current liabilities (excluding deferred revenue)	$9,437	$10,103	$4,059	7%	(149)%

[1]	Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 14 – Reconciliation of Non-IFRS Measures.

2017 Management’s Discussion and Analysis	Page 9

Hydrogenics Corporation

Highlights for the year ended December 31, 2017 compared to the year ended December 31, 2016

•	Revenues increased by $19.1 million, or 66% to $48.1 million for the year ended December 31, 2017 compared to $29.0 million in the prior year due primarily to increases in shipments in both of our segments. Specifically: i) an $8.7 million increase in Power Systems revenue principally related to the delivery of fuel cell mobility orders to the Chinese mobility market; and ii) $11.1 million in energy storage orders related to Power-to-Gas applications for EGAT Thailand, Doosan Babcock in Aberdeen, Scotland, and Brunsbuttel, Germany.

•	The Company received new orders for $21.7 million (2016 - $21.2 million) for the OnSite Generation business and $54.2 million (2016 - $22.8 million) for the Power Systems business.

	December 31, 2016 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2017 backlog
OnSite Generation	$20.8	$21.7	$2.4	$25.0	$19.9
Power Systems	85.8	54.2	7.8	23.1	124.7
Total	$106.6	$75.9	$10.2	$48.1	$144.6

•	Of the above backlog of $144.6 million, we expect to recognize approximately $55 million as revenue in the following 12 months. Revenue for the year ending December 31, 2018 will also include orders received and delivered in 2018.

•	Gross margin increased from 21% to 24% of revenue primarily due to product mix within the Power Systems segment, which saw an increase in gross margin from 22% to 34%. This was partially offset by several key first-of-a-kind projects having a lower margin profile within the OnSite Generation segment.

•	Selling, general and administrative (“SG&A”) expenses for 2017 of $13.7 million were greater by $2.9 million, or 27%, compared to $10.8 million for the year ended December 31, 2016. Excluding: i) the impact of the reversal of an indemnification liability of $0.5 million associated with an acquisition in 2004 included within the year ended 2016; and ii) the reversal of previously charged compensation expense for PSUs of $0.2 million also included within the year ended 2016, SG&A expenses increased $2.2 million. This increase was due to: i) mark-to-market expenses totaling $1.2 million as a result of the increase in our share price for the year ended December 31, 2017 as compared to the year ended December 31, 2016 (to C$14.00 from C$5.75); ii) an increase of $0.5 million in allowance for doubtful accounts related to the collectability of a receivable related to a energy storage project; and iii) an increase of $0.4 million relating to increased business activity, such as compensation costs tied to the achievement of targets, legal fees and insurance costs.

•	Research and product development (“R&D”) expenses were $6.4 million for the year ended December 31, 2017 compared to $3.6 million in 2016, an increase of $2.8 million, or 78%. In the Power Systems segment, the increase represents increased spending on R&D, primarily for multi-megawatt energy storage projects specifically for our Power-to-Gas facility with our Enbridge joint venture in Toronto, Canada, and mobility applications such as ongoing development on the next generation of our fuel cell stack platform for mobility applications such as rail, trucks and buses. While net R&D expenses also increased in the OnSite Generation segment, this increase was principally due to a decline in funded R&D as there was a significant power-to-gas demonstration project ongoing in Denmark in 2016. Overall gross R&D spending levels at OnSite Generation declined year-over-year.

•	Adjusted EBITDA loss decreased to $6.3 million for the year ended December 31, 2017 from $7.6 million for the prior year, for the reasons noted above.

•	Net loss for the year ended December 31, 2017 was $11.1 million, or $0.80 per share, compared to a net loss of $9.9 million, or $0.79 per share, for the prior year. While gross profit increased over $5.4 million, the increase in SG&A expenses and R&D expenses, as discussed above, resulted in a consistent loss from operations when compared to the year ended December 31, 2016. The increase in net loss in the current period reflects an increase in other finance losses of $1.0 million. There was a $0.7 million loss on fair value adjustments relating to outstanding and exercised warrants in the year ended December 31, 2017, whereas the year ended December 31, 2016 included a $0.8 million fair value gain related to outstanding warrants. This was offset by an increase in net foreign currency gains (losses) from a loss of $0.3 million for the year ended December 31, 2016 to a gain of $0.6 million in the current year.

2017 Management’s Discussion and Analysis	Page 10

Hydrogenics Corporation

•	Cash operating costs increased 28% to $17.8 million for the year ended December 31, 2017, compared to $13.9 million for the year ended December 31, 2016, primarily reflecting the increase in SG&A and net R&D expenses above.

Highlights for the year ended December 31, 2016 compared to the year ended December 31, 2015

•	Revenues decreased by $7.0 million, or 19%, to $29.0 million for the year ended December 31, 2016 compared to $35.9 million in the prior year. The decrease of $7.0 million was due to: i) a decline in new customer capital expenditures, plant expansion expenditures, and energy storage projects for which the market is developing; ii) the completion in 2015 of a $2.3 custom project for which there was no comparable project revenue in 2016; and iii) timing impacts on our long-term significant custom project totaling $1.3 million. Partially offsetting this was: i) an increase of $2.7 million in the Chinese mobility market in 2016; and ii) an increase of $0.8 million related to our hydrogen fuel cell systems for commuter trains in Europe, for which two additional train fuel cell modules were shipped in 2016. During 2016, the Company received new orders for $21.2 million (2015 - $14.9 million) for the OnSite Generation business and $22.8 million (2015 - $58.5 million) for the Power Systems business.

	December 31, 2015 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2016 backlog
OnSite Generation	$17.1	$21.2	$–	$17.5	$20.8
Power Systems	76.2	22.8	(1.7)	11.5	85.8
Total	$93.3	$44.0	$(1.7)	$29.0	$106.6

•	Gross margin increased from 16.6% to 20.7% of revenue, driven by several key first-of-a-kind projects that had a lower margin profile included in 2015 and the impact of the increased revenues in the Chinese mobility market, partially offset by lower absorption of indirect fixed overhead costs and changes in product mix (including a lower proportion of custom projects including engineering services).

•	Cash operating costs were $13.9 million in the current year compared to $14.1 million for 2015, with the lower costs resulting from a decrease in net R&D expenditures, partially offset by an increase in SG&A expenses excluding stock-based compensation and amortization and depreciation.

•	Selling, general and administrative (“SG&A”) expenses for 2016 of $10.8 million were greater by $0.6 million or 6% compared to $10.2 million for the year ended December 31, 2015. The increase over the prior year was due largely to: i) increased sales costs attributable to greater order intake; ii) a provision for doubtful accounts of $0.8 million; and iii) an increase in costs related to Power-to-Gas and rail transportation market development of $0.2 million. This was partially offset by: i) the reversal of an indemnification liability of $0.5 million associated with an acquisition in 2004; ii) a decrease of $0.2 million in stock based compensation relating to our performance share units (“PSUs”) as a result of the changes in vesting assumptions; and iii) the impact of the weakening Canadian dollar relative to the US dollar of approximately $0.2 million.

•	Research and product development (“R&D”) expenses were $3.6 million for the year ended December 31, 2016 compared to $4.1 million in 2015. In the OnSite Generation segment, R&D activity increased $0.3 million due to increased spending, offset by increased funding of $1.7 million, both of which are primarily due to the Power-to-Gas demonstration project in Denmark, announced in February 2016. This was partially offset by an increase in both expenses and funding in Power Systems related to increased spending on multi mega-watt system development, the development of in-house manufacturing processes, as well as further development on the heavy-duty mobility market.

•	The Adjusted EBITDA loss decreased to $7.6 million for the year ended December 31, 2016 from $7.9 million for last year, for the reasons noted above.

2017 Management’s Discussion and Analysis	Page 11

Hydrogenics Corporation

•	Net loss for the year ended December 31, 2016 was $9.9 million or $0.79 per share compared to a net loss of $11.4 million or $1.12 per share for the prior year. The net loss in the current period reflects an increase in other finance gains (losses) of $2.1 million. The results for 2016 included a gain from change in the fair value of outstanding warrants of $0.8 million resulting from the decrease in our share price during 2016. The 2015 figures included the issuance of warrants ($0.9 million) as well as fair value adjustments relating to held for trading foreign exchange forward contracts ($0.6 million). Also contributing to the decrease in net loss was a decrease in R&D expenses as described above. This change was partially offset by an increase in SG&A expenses of $0.6 million, an increase in interest expense of $0.4 million due to debt outstanding for a greater period in the year, and an increase in the loss from our joint venture of $0.1 million.

Business Segment Review

We report our results in two business segments: OnSite Generation and Power Systems. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Selected Financial Information

	Years ended		2017 vs 2016
	December 31,		% Favourable
	2017	2016	(Unfavourable)
Revenues	$24,973	$17,510	43%
Gross profit	3,525	3,465	2%
Gross margin %	14%	20%	(29)%
Selling, general and administrative expenses	3,381	2,910	(16)%
Research and product development expenses	1,275	516	(147)%
Segment income (loss)	$(1,131)	$39	n/a

Revenues increased $7.5 million, or 43%, to $25.0 million for the year ended December 31, 2017 compared to $17.5 million for 2016. Revenue in 2017 consisted of the sale of electrolyzer products to customers in industrial gas markets, the energy storage project with Doosan Babcock in Aberdeen Scotland, the energy storage EGAT project in Thailand, and the Power-to-Gas plant in Brunsbuttel, Germany. The strengthening of the euro relative to the US dollar also contributed approximately $0.8 million to the increase. Orders awarded for the year ended December 31, 2017 were $21.7 million (December 31, 2016 – $21.2 million). At December 31, 2017 we had $16.7 million of confirmed orders (December 31, 2016 –$20.8 million) to be delivered and recognized as revenue in 2018.

Gross Margin declined in 2017 to 14% from 20% in 2016 primarily due to lower margin orders – in particular, key first-of-a-kind projects, including the EGAT project in Thailand and the Power-to-Gas plant in Brunsbuttel, as well as several low margin projects in the industrial gas market as a result of customer delays in the power plant market.

SG&A Expenses were $3.4 million for the year ended December 31, 2017, an increase of 16% due to a $0.4 million provision of an allowance for doubtful accounts for a customer in OnSite Generation. The remainder of the increase was due to the impact of the strengthening euro relative to the US dollar.

R&D Expenses were $1.3 million during 2017 compared to $0.5 million for the year ended December 31, 2016. Gross expenditures for 2017 decreased $1.7 million, from $4.2 million to $2.6 million, while corresponding funding fell by $2.4 million, from $3.7 million to $1.3 million. Higher R&D spending (and associated funding) in 2016 was the result of a significant power-to-gas demonstration project in Denmark.

Segment Income (Loss) decreased to a loss of $1.1 million for the year ended December 31, 2017 compared to a gain of less than $0.1 million for the prior year. This is largely due to the reduced gross margin noted above, combined with the increase in net R&D expenses and SG&A expenses.

2017 Management’s Discussion and Analysis	Page 12

Hydrogenics Corporation

Power Systems

Selected Financial Information

	Years ended		2017 vs 2016
	December 31,		% Favourable
	2017	2016	(Unfavourable)
Revenues	$23,079	$11,480	101%
Gross Profit	7,895	2,530	212%
Gross margin %	34%	22%	55%
Selling, general and administrative expenses	4,437	4,579	3%
Research and product development expenses	4,996	2,889	(73)%
Segment Income (Loss)	$(1,538)	$(4,938)	69%

Revenues increased $11.6 million, or 101%, to $23.1 million for the year ended December 31, 2017 compared to $11.5 million for 2016. The increase is due in part to a significant increase in the delivery of fuel cell orders to the mobility market (principally to China), which increased revenue by $8.7 million for the year ended 2017. Also contributing to the increase in the Power segment was: i) $1.5 million of revenue from the EGAT megawatt-scale energy storage and clean power project; ii) $0.9 million related to our long-term significant custom project; iii) an increase in non-China Power segment revenue such as fuel cell power modules and associated support; and iv) an increase in our spares and service revenue. While order intake significantly increased in the current year, there was a decrease in revenue recognized due to the long-term nature of certain significant projects. Orders awarded for the year ended December 31, 2017 were $54.3 million (December 31, 2016 – $22.8 million). At December 31, 2017, Power Systems backlog was $124.7 million (December 31, 2016 – $85.8 million), with $38 million of this backlog expected to be recognized as revenue in 2018.

Gross Margin improved to 34% from 22% in 2017 from the prior year, with the increase in the current period due to product mix and improved capacity utilization. There was a substantial increase in standard production batches, notably in the Chinese market, and a smaller proportion of first-of-a-kind projects. This increase was partially offset by the realignment of costs and associated revenue on our long-term significant propulsion contract in the third quarter of 2017, combined with a lower margin profile on commuter rail revenue compared with other Power Systems business segment applications

SG&A Expenses decreased by 5% to $4.4 million for the year ended December 31, 2017 from $4.6 million for the prior year. Excluding the impact of a provision for doubtful accounts of $0.8 million in the prior year, SG&A expenses in the Power Systems segment increased $0.6 million. This increase reflects: i) higher personnel costs associated with the increase in business activity; ii) increased facility costs associated with a second production facility in Canada; iii) an $0.5 million increase in marketing expenses; and iv) a $0.1 million provision of an allowance for doubtful accounts for a customer related to the Power Systems segment; and v) $0.1 million of foreign exchange impact as a result of the strengthening of the Canadian dollar and euro relative to the US dollar.

R&D Expenses of $5.0 million for the year ended December 31, 2017 an increase of$2.1 million over the year ended December 31, 2016. This increase represents increased spending on R&D, primarily for multi-megawatt energy storage projects (notably related to the Power-to-Gas facility in Toronto, Canada developed with our joint venture partner Enbridge Gas Distribution, as well as mobility applications, such as the demonstration of the technical viability of our Celerity PlusTM product in heavy duty commercial vehicle applications and furthering development on the next generation of our fuel cell stack platform for bus, truck and rail mobility applications.

Segment Loss declined $3.4 million to a loss of $1.6 million for the year ended December 31, 2017 compared to a loss of $4.9 million for the year ended December 31, 2016. Given the increase in revenue for the year ended September 30, 2017 the loss decreased by a smaller proportion as a result of the increased spending on net R&D expenses.

2017 Management’s Discussion and Analysis	Page 13

Hydrogenics Corporation

Corporate and Other

Selected Financial Information

	Years ended		2017 vs 2016
	December 31,		% Favourable
	2017	2016	(Unfavourable)
Selling, general and administrative expenses	$5,924	$3,336	(78)%
Research and product development expenses	105	171	39%
Net other finance gains (losses)	(931)	735	n/a
Loss on joint venture	(334)	(156)	(114)%
Interest income (expense)	(1,812)	(1,762)	(3)%
Foreign exchange gains (losses) net	635	(268)	n/a
Total	$(8,471)	$(4,958)	(71)%

SG&A Expenses increased by $2.6 million or 78% to $5.9 million for the year ended December 31, 2017 compared to $3.3 million for 2016. Excluding: i) the impact of the reversal of an indemnification liability of $0.5 million associated with an acquisition in 2004 included within the year ended 2016; and ii) the reversal of previously charged compensation expense for PSUs of $0.2 million included within the year ended 2016, SG&A expenses increased $1.9 million. This increase is due to i) mark to market expenses totaling $1.2 million as a result of the increase in our share price for the year ended December 31, 2017 as compared to the year ended December 31, 2016; ii) the impact of $0.2 million relating to stock based compensation issued in 2017; iii) an increase of $0.4 million relating to increased business activity, such as compensation costs tied to the achievement of targets, legal fees and insurance costs; and iv) $0.1 million as a result of the strengthening of the Canadian dollar relative to the US dollar. The share price improved to C$14.00 the end of 2017 from C$5.75 per share at the end of 2016.

R&D Expenses were less than $0.2 million for the year ended December 31, 2017 consistent with the prior year and reflect the cost of maintaining our intellectual property.

Net Other Finance Gains (Losses) increased from a gain of $0.7 million to a loss of $0.9 million, an increase of $1.7 million at the end of 2017. The increase is due to fair value loss adjustments relating to outstanding and exercised warrants in the year ended December 31, 2017 of $0.7 million, whereas the year ended December 31, 2016 included fair value gain adjustments related to outstanding warrants of $0.8 million. These fair value adjustments are the result of the decrease in our share price for the year ended December 31, 2017 as compared to the year ended December 31, 2016.

Interest expense remained consistent for the year ended December 31, 2017 as compared to the year ended December 31, 2016.

4	Financial Condition

	December 31,	December 31,	Increase/(decrease)
	2017	2016	$	%
Cash, cash equivalents, restricted cash and short-term investments	$22,414	$11,278	$11,136	99%
Trade and other receivables	14,292	9,802	4,490	46%
Inventories	15,164	17,208	(2,044)	(12)%
Operating borrowings	1,200	2,111	(911)	(43)%
Trade and other payables	9,736	7,235	2,501	35%
Financial liabilities	4,913	3,939	974	25%
Warranty provisions – (current and non-current)	2,095	2,062	33	2%
Deferred revenue – (current and non-current)	14,957	14,282	675	5%
Other non-current liabilities	8,516	9,262	$(746)	(8)%

2017 Management’s Discussion and Analysis	Page 14

Hydrogenics Corporation

Cash, cash equivalents, restricted cash and short-term investments were $22.4 million, an increase of $11.1 million or 99%. Refer to Section 9 – Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $14.3 million, an increase of 46% primarily as a result of the 66% increase in revenue. The increase is not proportional to the increase in revenue as a result of the timing of shipments when compared to the prior year period. Revenue increased 124% for the fourth quarter of 2017, when compared to the fourth quarter of 2016. The balance has also increased approximately $0.8 million as a result of the impact of the strengthening euro relative to the US dollar.

Inventories were $15.2 million compared to $17.2 million, a decrease of 12%. Excluding the foreign exchange impact as a result of the greater value of the euro and Canadian dollar when compared to the US dollar in the current period, inventories decreased approximately $3.8 million as a result of the timing of shipments of significant projects within the fourth quarter of 2017 and the expected product deliveries during early 2018.

Trade and other payables were $9.7 million, an increase of $2.5 million compared to $7.2 million at the end of December 31, 2016. Excluding the impact of an increase due to the greater value of the euro and Canadian dollar when compared to the US dollar in the current period, trade and other payables increased $1.5 million. While inventory levels decreased in the fourth quarter of 2017 when compared to 2016, the timing of the payment for this inventory slowed in the fourth quarter of 2017 resulting in the increase in trade and other payables at the end of 2017.

Financial liabilities were $4.9 million, an increase of $1.0 million, primarily as a result of the increase in the deferred share unit liability as a result of the increase in our share price.

Warranty provisions were $2.1 million, consistent with the balance at December 31, 2016. Excluding the impact of the increase in value of the euro and Canadian dollar when compared to the US dollar in the current period, the warranty provision decreased $0.2 million as a result of the release of expired warranty provisions.

Deferred revenues were $15.0 million, an increase of $0.7 million or 5%. Excluding the impact of an increase due to the foreign exchange impact as a result of the greater value of the euro when compared to the US dollar in the current period, the deferred revenue decreased $0.8 million. The decrease reflects the timing of customer deposits received on order bookings in the OnSite and Power Systems business segments.

Other non-current liabilities were $8.5 million at December 31, 2017, a decrease of $0.7 million or 8%, due primarily to repayments on long-term debt, partially offset by interest accretion.

5	Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2017.

	2017	2017	2017	2017	2016	2016	2016	2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$19,528	$12,200	$7,487	$8,837	$8,730	$6,733	$9,198	$4,329
Gross profit	5,590	2,900	250	2,680	1,965	1,000	1,819	1,211
Gross margin %	29%	24%	3%	30%	23%	15%	20%	28%
Adjusted EBITDA[1]	22	(1,919)	(3,726)	(711)	(1,737)	(1,466)	(2,463)	(1,889)
Net loss	(1,129)	(2,003)	(5,742)	(2,266)	(2,504)	(1,899)	(3,092)	(2,362)
Net loss per share – (basic and fully Diluted)	$(0.07)	$(0.13)	$(0.45)	$(0.18)	$(0.20)	$(0.15)	$(0.25)	$(0.19)
Weighted average common shares outstanding	15,133,194	15,232,905	12,677,167	12,545,076	12,542,950	12,544,960	12,541,080	12,540,757

1.	Adjusted EBITDA is a Non-IFRS measure, refer to Section 17 – Reconciliation of Non-IFRS Measures.

2017 Management’s Discussion and Analysis	Page 15

Hydrogenics Corporation

In the fourth quarter of 2017, our net loss improved by $1.4 million to a net loss of $1.1 million ($0.07 per common share) from a net loss of $2.5 million ($0.20 per common share) in the fourth quarter of 2016. An increase in gross profit of $3.6 million was principally due to increased revenues and improved direct margins due to product mix through increased production and delivery of standardized fuel cells for the mobility market, and economies of scale, particularly within the Power Systems business segment. This was partially offset by an increase in net R&D spending during the quarter of $1.0 million. The increase represents increased spending on R&D, primarily for multi-megawatt energy storage projects as well as mobility applications, such as the demonstration of the technical viability of our Celerity PlusTM product in heavy duty commercial vehicle applications and furthering development on the next generation of our fuel cell stack platform. The improvement in gross profit was also partially offset by an increase of $1.4 million relating to SG&A expenses as compared to the fourth quarter of 2016. Excluding the impact of an increase in DSU expense of $0.6 million for the three months ended December 31, 2017 as a result of the increase in the share price in the current quarter, SG&A expenses increased $0.8 million. This increase is the result of: i) higher personnel costs associated with the increase in business activity; ii) increased facility costs associated with a second production facility in Canada; iii) the provision of an allowance for doubtful accounts of $0.5 million for an energy storage application for a customer impacting both the OnSite Generation and Power Systems segments; iii) an increase in marketing expenses totaling $0.2 million; and iv) a $0.1 million foreign exchange impact as a result of the strengthening of the Canadian dollar and euro relative to the US dollar. The improvement in gross profit was partially offset by an increase in fair value adjustments (loss) relating to outstanding warrants ($0.1 million) in the three months ended December 31, 2017 as a result of the increase in the share price in the current quarter, whereas the three months ended December 31, 2016 had a gain of $0.2 million. This was offset by the movement in net foreign currency gains (losses), from a loss of $0.2 million for the three months ended December 31, 2016 to a gain of $0.1 million in the current year.

In the third quarter of 2017, our net loss was consistent at $2.0 million ($0.13 per common share) compared to the third quarter of 2016 ($0.15 per common share). An increase in gross profit of $1.9 million was principally due to increased revenues and improved direct margins due to product mix. This was partially offset by an increase in net R&D spending during the quarter of $1.9 million, and an increase in fair value adjustments relating to outstanding warrants (a loss of $0.6 million) in the three months ended September 30, 2017 compared to the three months ended September 30, 2016 (a loss of $0.1 million).

In the second quarter of 2017, our net loss increased to $5.7 million from $3.1 million ($0.45 per common share) compared to the second quarter of 2016 ($0.25 per common share). A decrease in gross profit of $1.5 million was principally due to decreased revenues and reduced direct margins due to product mix. Also contributing to the decrease in gross margin was lower absorption of indirect overhead costs as a result of the decrease in revenue. There was also an increase in other finance losses of $1.1 million in the three months ended June 30, 2017 compared to the same period of 2016 due to the fair value adjustments relating to outstanding warrants (a loss of $0.8 million) in the three months ended June 30, 2017, whereas the three months ended June 30, 2016 included a gain of $0.3 million.

In the first quarter of 2017, our net loss remained consistent at $2.3 million ($0.18 per common share) compared to the first quarter of 2016. An increase in gross profit of $1.5 million was principally due to increased revenue and improved direct margins due to product mix. This was offset by: i) an increase in SG&A expenses related to the increased mark-to-market expenses due to the increase in our share price; ii) the absence of a reversal in SG&A expenses of $0.5 million related to the indemnification liability in the first quarter of 2016; iii) an increase in other finance losses of $0.7 million in the three months ended March 31, 2017 compared to the same period of 2016 due to the fair value adjustments relating to outstanding warrants in the three months ended March 31, 2017 compared to the three months ended March 31, 2016; and iv) a fair market value adjustment gain of $0.1 million on unsettled foreign exchange contracts included in the 2016 quarter.

In the first quarter of 2016, our net loss decreased by $1.1 million ($0.15 per common share) compared to the first quarter of 2015. This decrease is primarily due to a decrease in foreign currency losses of $0.8 million, higher margin sales, as well as an increase in other finance gains of $0.1 million due to the change in market value of the outstanding warrants, partially offset by an increase in interest expense of $0.3 million.

In the second quarter of 2016, our net loss decreased by $0.6 million ($0.12 per common share) compared to the second quarter of 2015. The change is primarily due to a decrease in other finance losses of $0.8 million, an improvement in margin due to product mix as well as higher absorption of indirect overhead costs as a result of the increase in revenue. This was partially offset by an increase in SG&A expenses and R&D expenses.

2017 Management’s Discussion and Analysis	Page 16

Hydrogenics Corporation

In the third quarter of 2016, our net loss decreased by $0.3 million ($0.07 per common share) compared to the third quarter of 2015. This increase primarily reflects a decrease in other finance losses of $0.4 million, an increase in adjusted EBITDA loss due to a decrease in gross profit of $1.1 million, partially offset by: i) a decrease in net R&D expenses of $0.8 million; ii) a decrease in SG&A expenses of $0.2 million (excluding compensation indexed to our share price); and iii) a decrease related to the reversal of previously charged compensation expense of $0.2 million relating to our PSUs, partially offset by an increase in compensation indexed to our share price of $0.1 million.

In the fourth quarter of 2016, our net loss increased by $0.4 million compared to the fourth quarter of 2015. A discussion of the key items is as follows:

•	Revenues decreased $2.6 million, or 23%, reflecting decreased revenues in our OnSite Generation business unit driven by a decline in new capital and plant expansion expenditures by customers, partially offset by an increase in our Power Systems business unit reflecting increased order shipments in the last three months of the year related to Chinese mobility orders as well as shipments related to our hydrogen fuel cell systems for commuter trains in Europe.

•	Gross profit was $2.0 million (23% of revenues) compared to $1.7 million (15% of revenues). The increase in gross margin is due to the absence of the lower margin project to a research organization included in the results of the fourth quarter of 2015.

•	SG&A expenses were $3.1 million, an increase of $0.6 million or 25%. Excluding the impacts of stock-based compensation (recovery), SG&A expenses increased $0.1 million due to a provision in our allowance for doubtful accounts of $0.8 million. This was partially offset by timing in our SG&A expenses in the quarter.

•	R&D expenses were $0.7 million, a decrease of $0.2 million or 233% from $1.0 million in the fourth quarter of 2015. R&D activity increased in OnSite Generation business unit due to increased spending, but this was more than offset by increased funding; both were primarily due to the Power-to-Gas demonstration project in Denmark, announced in February 2016.

•	Our loss from joint venture was $0.1 million in the fourth quarter of 2016, an increase of $0.2 million from a gain in the fourth quarter of 2015.

6	Liquidity and Capital Resources

Cash Used in Operating Activities

	Years ended
	December 31,
(Thousands of US dollars)	2017	2016	$ Change	% Change
Net loss	$(11,140)	$(9,857)	$(1,283)	13%
(Increase) decrease in restricted cash	134	542	(408)	(75)%
Net change in non-cash working capital	162	(5,382)	5,544	103
Other items not affecting cash	6,062	1,484	4,578	309%
Cash used in operating activities	$(4,782)	$(13,213)	$8,431	(64)%

Cash used in operating activities decreased by $8.4 million compared to 2016 due to the following:

•	Net loss adjusted for other items not affecting cash decreased $2.9 million or 37%, primarily the result of the significant increase in gross profit of $5.4 million, partially offset by the increase in cash operating costs of $5.8 million as described above in Section 3 – “Operating Results”.

•	Restricted cash decreased $0.4 million or 75%, as a result of reduced outstanding standby letters of credit and letters of guarantee as at December 31, 2017.

•	Changes in non-cash working capital decreased $5.5 million as described above in Section 4 – “Financial Condition”. The majority of the change is due to the increase of Trade and other receivables and the decrease in Inventories as a result of the increase in revenue in the year and timing of shipments of significant projects late in 2017 and expected early in 2018. Also contributing to the change is the increase in Trade and other payables as a result of the timing of payments for inventory.

At current operating levels, we anticipate consuming between $2.0 million and $4.0 million of cash in 2018 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures.  In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements may increase.

2017 Management’s Discussion and Analysis	Page 17

Hydrogenics Corporation

Cash Used in Investing Activities

	Years ended
	December 31,
(Thousands of US dollars)	2017	2016	$ Change	% Change
Investment in joint venture	$(93)	$–	$(93)	100%
Purchases of property plant and equipment	(3,920)	(2,955)	(965)	33%
Receipt of IDF government funding	1,792	1,201	591	49%
Proceeds from disposals of property, plant and equipment	1,035	–	1,035	100%
Purchase of intangibles	(25)	(48)	23	(49)%
Cash provided by (used in) investing activities	$(1,211)	$(1,802)	$591	33%

Cash provided by investing activities during 2017 was $1.2 million compared to ($1.8) million for the year ended December 31, 2016. The increase was due to: i) the receipt of IDF government funding and proceeds from the disposal of assets related to the Ontario, Canada, IESO 2.5 MW Power-to-Gas storage project, which we expect to be operational in 2018; as well as ii) expenditures on cost-reducing production equipment.

Cash Provided By Financing Activities

	Years ended
	December 31,
(Thousands of US dollars)	2017	2016	$ Change	% Change
Common shares issued and stock options exercised, net of issuance costs	$19,745	$–	$19,745	100%
Principal repayment of long-term debt	(1,654)	–	(1,654)	100%
Exercise of warrants	1,374	–	1,374	100%
Interest payment	(1,259)	–	(1,259)	100%
Proceeds (repayment) of operating borrowings	(873)	1,072	(1,945)	n/a
Repayment of repayable government contributions	(171)	(374)	203	(54)%
Repayment of long-term debt – institutional	–	(7,500)	7,500	(100)%
Proceeds of borrowings, net of transaction costs	–	8,715	(8,715)	(100)%
Cash provided by financing activities	$17,162	$1,913	$15,249	797%

Changes in cash provided by financing activities for the year ended December 31, 2017 was $17.2 million compared to $1.9 million in the prior year.

On April 28, 2017, the Company and Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) entered into a subscription agreement to issue 2,682,742 common shares of Hydrogenics to Hejili on a private placement basis, for gross proceeds to Hydrogenics of $21.0 million or approximately $7.83 per common share. The subscription price represented a 10% premium to the 20-day volume-weighted average trading price of the Company’s common shares on the NASDAQ for the period ending April 27, 2017.The transaction closed on June 27, 2017. The Company received net proceeds of $19.7 million after underwriting fees and expenses. Subsequent to closing of the private placement, Hejili’s interest in Hydrogenics is approximately 17.6% of total issued shares.

The subscription agreement provides, among other things, that Hejili has participation rights on future offerings, and the right to nominate one director to the board of directors of Hydrogenics, and that Hejili will be subject to certain restrictions, including lock-up, transfer and voting restrictions, subject, in each case, to certain ownership threshold requirements. The subscription agreement also provides that Hejili will cooperate with Hydrogenics to jointly develop the Chinese market for hydrogen, energy storage and fuel cell products.

In 2017, we repaid $2.9 million of principal and interest on our long-term loans with EDC and the Province of Ontario, and we received $1.4 million as a result of the exercise of the warrants issued to EDC in 2016.

2017 Management’s Discussion and Analysis	Page 18

Hydrogenics Corporation

In 2016, we entered into a long-term loan with EDC for net proceeds of $8.7 million after financing fees. We also repaid our institutional long-term debt for a total repayment of $7.5 million.

Credit and Loan Facilities

At December 31, 2017, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €7.0 million, which renews annually upon review in April. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €0.5 million; and may also borrow up to €1.5 million for general business purposes, provided sufficient limit exists under the overall facility limit of €7.0 million. Also included within the facility is an available line of credit of €1.5 million dedicated as a bank guarantee loan for the Wind-to-Gas Sudermarsch project in Germany, which was not utilized at December 31, 2017. Of the €7.0 million facility, €2.4 million or approximately $2.8 million was drawn as standby letters of credit and bank guarantees and €1.0 million or approximately $1.2 million was drawn as an operating line. At December 31, 2017, the Company had availability of €3.6 million or $4.4 million (December 31, 2016 - $4.7 million) under this facility for use as letters of credit and bank guarantees.

At December 31, 2017, the Company also had a Canadian credit facility of $2.4 million, with no expiration date for use only as letters of credit and bank guarantees. At December 31, 2017, $nil was drawn as standby letters of credit and bank guarantees. At September 30, 2017, the Company had $2.4 million (December 31, 2016 - $2.3 million) available under this facility.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of our sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if we fail to perform our obligations under the sales contracts.

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. After this five-year period, the loan bears interest at a rate of 3.67% and requires annual repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement, which was November 30, 2011. There is no availability remaining under this facility at December 31, 2017.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. We were in compliance with this covenant at December 31, 2017.

2017 Management’s Discussion and Analysis	Page 19

Hydrogenics Corporation

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five-year facility of $9.0 million. The loan is structured as a five-year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $0.25 million followed by 16 quarterly repayments of $0.5 million. There is an option to prepay a portion of or the entire loan at any time.

We may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. We may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

Capital Resources

We consider our capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	December 31,	December 31,
	2017	2016
Shareholders’ equity	$23,496	$10,382
Operating borrowings	1,200	2,111
Long-term debt and repayable government contributions	11,284	12,043
Total	35,980	24,536
Less Cash and cash equivalents and restricted cash	22,414	11,278
Total capital employed	$13,566	$13,258

The Company’s financial objective when managing capital is to make sure that we have the cash and debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and make adjustments according to market conditions in an effort to meet our objectives given the Company’s operating and financial performance and current outlook of the business and industry in general. The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs.

Financial Instruments, Long-term Debt, Commitments and Contingent Off-balance Sheet Arrangements

The Corporation’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table:

Risk
Market
Financial Instruments	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash	X		X	X
Short-term investments	X		X	X
Trade and other receivables	X		X
Trade and other payables		X	X
Financial liabilities		X	X
Non-current liabilities		X	X

2017 Management’s Discussion and Analysis	Page 20

Hydrogenics Corporation

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents, restricted cash and short-term investments is minimized by limiting net exposure to any one jurisdiction or financial institution and ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well-capitalized financial institutions and other creditworthy counterparties. Ongoing reviews are performed by management to evaluate changes in the status of financial institutions and counterparties.

Credit risk associated with trade and other receivables is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information about the customers’ liquidity and potential going concern problems. In addition, progress payments are generally required by customers as contracts are executed, which generally results in between 35% and 100% of a contract’s value being collected before shipments are made. Where credit terms are extended beyond shipment, terms are generally not granted beyond 60 days. We also maintain provisions for potential credit losses. Any such losses to date have been insignificant.

Currency risk

Foreign currency risk arises because of fluctuations in exchange rates. We conduct a significant portion of our business activities in currencies other than the functional currency of the parent company (US dollars) and the functional currency of our self-sustaining subsidiaries (euro). This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at our self-sustaining subsidiaries.

Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations. Our foreign exchange risk management program includes the potential use of foreign exchange currency forward contracts to fix the exchange rates on short-term Canadian dollar, euro and US dollar denominated transactions and commitments.

Interest rate risk

Interest rate risk arises because of the fluctuation in market interest rates. We are subject to interest rate risk on our cash and cash equivalents, restricted cash and short-term investments, and variable rate long-term debt.

Liquidity risk

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our commitments and obligations in the most cost-effective manner possible.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2017, we had approximately $22.4 million of cash and cash equivalents and restricted cash. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets.

There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products. Throughout 2017, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible.

We may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. We may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

2017 Management’s Discussion and Analysis	Page 21

Hydrogenics Corporation

Contractual Obligations

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
Long-term debt[1], including current portion	$15,019	$4,653	$7,243	$3,123	$–
Operating borrowings	1,200	1,200	–	–	–
Operating leases	4,649	1,164	1,616	836	1,033
Purchase obligations	12,071	12,062	9	–	–
Capital lease	44	6	26	12
Total contractual obligations[2,3]	$32,983	$19,085	$8,894	$3,971	$1,033

1.	Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”.
2.	The table excludes the DSU liability of $1,406 included in our current liabilities which relate to units that are only settled once a director resigns as a director.
3.	The table excludes the warrant liability of $409 included in our financial liabilities.

Contingent Off-balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Our forward foreign exchange contracts have been accounted for as financial instruments in our consolidated financial statements.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

7	Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. We had 15,436,879 common shares outstanding at December 31, 2017.

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1,	12,544,960	$365,923	12,540,757	$365,824
Adjustment for partial shares on share consolidation	(1)	–	–	–
Issuance of common shares	2,682,742	19,725	–	–
Warrants exercised	200,575	1,966	–	–
Issuance of common shares on vesting of performance share units	4,203	96	4,203	99
Issuance of common shares on exercise of stock options	4,400	36	–	–
At December31,	15,436,879	$387,746	12,544,960	$365,923

At December 31, 2017, there were 762,173 stock options and 191,366 PSUs outstanding to purchase our common shares. If these securities are exercised, our shareholders could incur dilution.

2017 Management’s Discussion and Analysis	Page 22

Hydrogenics Corporation

8	Critical Accounting Estimates

The Company’s management make judgments in it process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 4 of the Company’s 2017 annual audited consolidated financial statements.

9	Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2017 are disclosed in Note 3 of our consolidated financial statements and their related notes for the year ended December 31, 2017.

10	Outlook

Current Market Environment

Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally. We continue to leverage the milestones and reference sites established in 2017 and prior years to gain additional traction in the following target markets and applications:

Motive Power – We have seen strong momentum in our motive power fuel cell applications with significant growth achieved in the Chinese market as we have now had over two years to execute on our Chinese strategy. We received significant order intake and made deliveries to our integrators in 2017. Our integrators are those companies that take our fuel cell technology and incorporate it into buses and other vehicles provided by original equipment manufacturers. In addition, we have positioned ourselves for future growth by signing a 1,000 unit order and licensing agreement with Blue-G New Energy Science & Technology Corporation, one of our original integrators that we had worked with since late 2015.

In 2017, we also delivered the last of the pre-commercial units for the Company’s ten-year commuter train propulsion system contract with Alstom Transport, which at €50 million is the largest order in our history. This order highlights the commercial maturity and strong competitive positioning of our fuel cell technology. Field testing of the train sets is now complete and Alstom Transport is working with German municipalities and regions to aggregate orders with the expectation that a follow-on order be provided to us in 2018.

Stationary Power – We continue to work with our partner Kolon in South Korea to evaluate future growth opportunities in stationary power applications in Korea. The success of the pilot plant provides the potential opportunity to scale into multiple multi-megawatt installations throughout South Korea. The pilot plant is in the process of being moved to a new location in South Korea and we are currently in ongoing discussions with Kolon and power plant operators.

Energy Storage – In 2017 we delivered three energy storage projects in Europe and in Thailand. We are also in the process of completing our 2.5MW energy storage facility in Toronto, Canada, which will be jointly owned by Hydrogenics and Enbridge Gas Distribution. When this facility is completed in the second quarter of 2018, we will have Power-to-Gas reference sites in Europe, Asia and the Americas allowing us to showcase our facility to potential grid operators, utilities and other potential customers in all geographies of the globe.

2017 Management’s Discussion and Analysis	Page 23

Hydrogenics Corporation

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization and our pipeline remains robust in this area. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost-effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our Power-to-Gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

Hydrogen Fueling – The movement to hydrogen powered buses, trains, trucks and automobiles has created demand for fueling infrastructure in the markets where these vehicles are being launched (principally Europe, China, Japan, Korea & California). We have been involved with the construction of over 50 fueling stations globally and see increased demand for hydrogen fueling, especially when it can be linked to electrolyzed hydrogen coming from electricity that is generated from renewable sources such as wind and solar energy thus reducing the carbon footprint of the production of hydrogen.

Delivery Outlook

We operate in various markets and in this MD&A, define the market in which we have a product offering as a relevant market. Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macroeconomic conditions. As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market. We caution that readers should not place undue reliance on this assessment and refer to our forward-looking statement on Section 16 of this MD&A.

Relevant Market	Economic Activity in 2017	External and Corporate Specific Considerations	Anticipated Economic Activity in 2018
Industrial Gas	Revenues and orders delivered were higher than in 2016.	We have seen a solid recovery in the economic climate in many of the markets where we have leadership in industrial gas (most notably Russia and the Eurozone region).	We anticipate revenues and orders delivered will be higher than in 2017.
Hydrogen Fueling Stations	Revenues and orders delivered were lower than in 2016.

Governments continue to support programs to accelerate the use of hydrogen fueling stations. Automobile companies have also announced increased production levels of hydrogen fuel cell vehicles. In the short term, government seems to be focusing in on trucked hydrogen rather than electrolysis to speed the rollout of fueling infrastructure. We believe that the evolution to electrolysis generated hydrogen will accelerate given the cleaner carbon footprint of this alternative. Therefore, we are continuing to dedicate resources to secure additional business.

We anticipate orders will be higher than 2017 but revenues will be in line with 2017.
Motive/Mobile Power	Revenues and orders delivered were higher than in 2016.	We expect the Chinese bus market will continue to grow and the order intake for commercial production of Alstom Transport commercial rail car fuel cell production will commence in 2018.	We anticipate revenues and orders delivered will be higher than in 2017.
2017 Management’s Discussion and Analysis	Page 24

Hydrogenics Corporation

Energy Storage, Power to Gas and Ancillary Services	Revenues and orders delivered were higher than in 2016.	Our Toronto area Enbridge Power-to-Gas facility is scheduled to go-live in 2018 resulting in the first North American reference site for Power-to-Gas.	We anticipate revenues and orders delivered will be higher than in 2017.
Stationary Power and Other Power Products	Progression and completion of anticipated milestones in custom projects.	Our expertise on custom engineering projects is well regarded by end-users. We continue to target custom engineering projects on a case by case basis.	We anticipate revenues and orders delivered will be higher than in 2017.

Outlook Summary

The timing and full realization of the opportunities above, under the current market environment, cannot be assured or specifically established. It is however important to understand the magnitude of these opportunities and the transformative impact that any one of them could have on the business going forward.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and strengthen our consolidated financial position. While we may see volatility in our costs over the short-term, our expectations for the long-term are that our trend of improved cost efficiency will continue. At December 31, 2017, our order backlog was $144.8 million (December 31, 2016 – $106.6 million) spread across numerous geographical regions, of which $55 million is expected to be recorded as revenue in the next 12 months.

As a global company, we are subject to the risks arising from adverse changes in global economic and political conditions. Political conditions such as government commitments and policies towards environmental protection and renewable energy may change over time. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into 2019 or beyond.

11	Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company. During 2017, Hydrogenics made purchases of $0.6 million (2016 – $0.4 million) from this related company. At December 31, 2017, the Company had an accounts payable balance due to this related party of less than $0.1 million (2016 – less than $0.1 million). We believe that transactions with this company are consistent with those we have with unrelated third parties.

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the year ended December 31, 2017 the Company had sales to the joint venture of $2.0 million (2016 – $nil) and at the end of December 31, 2017 the Company had a receivable of $nil (2016 – $nil) owing from the joint venture.

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During 2017, the Company had sales to the joint venture of $nil (2016 – $0.2 million), and at the end of December 31, 2017 the Company had a receivable of $nil (2016 – less than $0.1 million) owing from the joint venture.

12	Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

2017 Management’s Discussion and Analysis	Page 25

Hydrogenics Corporation

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017.

13	Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management believes, at December 31, 2017, the Corporation’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at December 31, 2017.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2017, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

14	Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options and cash settled RSUs and DSUs, which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

2017 Management’s Discussion and Analysis	Page 26

Hydrogenics Corporation

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Years ended
	December 31,
	2017	2016
Net loss	$(11,140)	$(9,857)
Finance income (loss), net	2,442	1,451
Amortization and depreciation	672	751
DSUs expense (recovery)	950	(290)
Stock-based compensation expense (including PSUs & RSUs)	742	390
Adjusted EBITDA	$(6,334)	$(7,555)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of Selling, general and administrative expenses and Research and product development expenses:

	Years ended
	December 31,
	2017	2016
Selling, general and administrative expenses	$13,742	$10,825
Research and product development expenses	6,376	3,576
Total operating costs	$20,118	$14,401
Less: Amortization and depreciation	(461)	(407)
Less: DSUs recovery (expense)	(950)	290
Less: Stock-based compensation expense	(742)	(390)
Less: Loss on disposal of assets	(131)	–
Cash operating costs	$17,834	$13,894

15	Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form/40-F and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

2017 Management’s Discussion and Analysis	Page 27

Hydrogenics Corporation

16	Forward-Looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2018 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

2017 Management’s Discussion and Analysis	Page 28

Hydrogenics Corporation

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements;

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Company’s assets; and

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this assessment and those criteria, management concluded that as at December 31, 2017, the Corporation’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 7, 2018

Mississauga, Ontario

2017 Consolidated Financial Statements	Page 29

Hydrogenics Corporation

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders of Hydrogenics Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Hydrogenics Corporation and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2017 Consolidated Financial Statements	Page 30

Hydrogenics Corporation

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

March 7, 2018

We have served as the Company's auditor since 1999.

2017 Consolidated Financial Statements	Page 31

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Balance Sheets

(in thousands of US dollars)

		December 31,	December 31,
	Note	2017	2016

Assets
Current assets
Cash and cash equivalents	6	$21,511	$10,338
Restricted cash	6	435	405
Trade and other receivables	7	14,292	9,802
Inventories	8	15,164	17,208
Prepaid expenses		978	918
		52,380	38,671
Non-current assets
Restricted cash	6	468	535
Non-current receivables	7	645	–
Investment in joint ventures	9	2,797	1,750
Property, plant and equipment	10	3,874	4,095
Intangible assets	11	180	203
Goodwill	12	4,569	4,019
		12,533	10,602
Total assets		$64,913	$49,273

Liabilities
Current liabilities
Operating borrowings	16	$1,200	$2,111
Trade and other payables	13	9,736	7,235
Financial liabilities	14	4,913	3,939
Warranty provisions	15	1,174	1,221
Deferred revenue		12,734	10,788
		29,757	25,294
Non-current liabilities
Other non-current liabilities	17	8,516	9,262
Non-current warranty provisions	15	921	841
Non-current deferred revenue		2,223	3,494
		11,660	13,597
Total liabilities		41,417	38,891

Share capital	18	387,746	365,923
Contributed surplus		19,885	19,255
Accumulated other comprehensive loss		(1,822)	(3,623)
Deficit		(382,313)	(371,173)
Total equity		23,496	10,382
Total equity and liabilities		$64,913	$49,273

Guarantees and Contingencies (notes 16 and 28)

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2017 Consolidated Financial Statements	Page 32

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31,

(in thousands of US dollars, except share and per share amounts)

		Years ended
		December 31,
	Note	2017	2016

Revenues		$48,052	$28,990
Cost of sales		36,632	22,995
Gross profit		11,420	5,995

Operating expenses
Selling, general and administrative expenses	20	13,742	10,825
Research and product development expenses	21	6,376	3,576
		20,118	14,401

Loss from operations		(8,698)	(8,406)

Finance income (loss)
Interest expense, net		(1,812)	(1,762)
Foreign currency gains (losses), net(1)		635	(268)
Loss from joint ventures	9	(334)	(156)
Other finance gains (losses), net	25	(931)	735
Finance income (loss), net		(2,442)	(1,451)

Loss before income taxes		(11,140)	(9,857)
Income tax expense	26	–	–
Net loss for the period		(11,140)	(9,857)

Items that will not be reclassified subsequently to net loss:
Re-measurements of actuarial liability		98	(101)
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations		1,703	(298)
Comprehensive loss for the period		$(9,339)	$(10,256)

Net loss per share
Basic and diluted	27	$(0.80)	$(0.79)

Weighted average number of common shares outstanding	27	13,947,636	12,542,950

(1)	For the year ended December 31, 2017, a gain of $224 relates to foreign exchange on borrowings. For the year ended December 31, 2016, a loss of $98 relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2017 Consolidated Financial Statements	Page 33

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

					Accumulated
					other
	Common shares		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2015	12,540,757	$365,824	$18,964	$(361,316)	$(3,224)	$20,248
Net loss	–	–	–	(9,857)	–	(9,857)
Other comprehensive loss	–	–	–	–	(399)	(399)
Total comprehensive loss	–	–	–	(9,857)	(399)	(10,256)
Issuance of common shares on vesting of performance share units (note 19)	4,203	99	(99)	–	–	–
Stock-based compensation expense (note 19)	–	–	390	–	–	390
Balance at December 31, 2016	12,544,960	$365,923	$19,255	$(371,173)	$(3,623)	$10,382
Net loss	–	–	–	(11,140)	–	(11,140)
Other comprehensive loss	–	–	–	–	1,801	1,801
Total comprehensive loss	–	–	–	(11,140)	1,801	(9,339)
Adjustment for partial shares on share consolidation	(1)	–	–	–	–	–
Issuance of common shares (note 18)	2,682,742	19,725	–	–	–	19,725
Warrants exercised (note 14)	200,575	1,966	–	–	–	1,966
Issuance of common shares on exercise of stock options (note 19)	4,400	36	(16)	–	–	20
Issuance of common shares on vesting of performance share units (note 19)	4,203	96	(96)	–	–	–
Stock-based compensation expense (note 19)	–	–	742	–	–	742
Balance at December 31, 2017	15,436,879	$387,746	$19,885	$(382,313)	$(1,822)	$23,496

(1)	Accumulated other comprehensive loss represents currency translation adjustments of ($1,779) as of December 31, 2017 (2016 – ($3,482)), and loss on re-measurement of actuarial liability of ($43) as of December 31, 2017 (2016 – $141)

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated financial statements.

2017 Consolidated Financial Statements	Page 34

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Cash Flows

For the years ended December 31,

(in thousands of US dollars)

		Years ended
		December 31,
	Note	2017	2016
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period		$(11,140)	$(9,857)
Decrease in restricted cash		134	542
Items not affecting cash
Loss on disposal of assets		131	5
Amortization and depreciation		672	751
Warrants	14, 25	675	(760)
Unrealized foreign exchange losses		483	146
Unrealized loss on joint ventures	9	334	156
Accreted interest and amortization of deferred financing fees	17	2,075	1,086
Stock-based compensation	19	742	390
Stock-based compensation – DSUs	19	950	(290)
Net change in non-cash operating assets and liabilities	30	162	(5,382)
Cash used in operating activities		(4,782)	(13,213)

Investing activities
Investment in joint venture - Enbridge	9	(93)	–
Purchase of property, plant and equipment	10	(3,920)	(2,955)
Receipt of government funding		1,792	1,201
Proceeds from disposals of property, plant and equipment	10	1,035	–
Purchase of intangible assets	11	(25)	(48)
Cash provided by (used in) investing activities		(1,211)	(1,802)

Financing activities
Common shares issued and stock options exercised, net of issuance costs	18, 19	19,745	–
Principal repayment of long-term debt	17	(1,654)	–
Exercise of warrants	14	1,374	–
Interest payment		(1,259)	(155)
Proceeds (repayment) of operating borrowings	16	(873)	1,072
Repayment of repayable government contributions	17	(171)	(218)
Repayment of long-term debt – institutional		–	(7,500)
Proceeds of borrowings, net of transaction costs	17	–	8,714
Cash provided by financing activities		17,162	1,913

Increase (decrease) in cash and cash equivalents during the period		11,169	(13,102)
Cash and cash equivalents – Beginning of period		10,338	23,398
Effect of exchange rate fluctuations on cash and cash equivalents held		4	42
Cash and cash equivalents – End of period		$21,511	$10,338

The accompanying notes form an integral part of these consolidated financial statements.

2017 Consolidated Financial Statements	Page 35

Hydrogenics Corporation

Note 1 – Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 – Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated financial statements.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas having estimation uncertainty include revenue recognition and contract accounting, warranty provisions and goodwill impairment.

On March 7, 2018, the Board of Directors authorized the consolidated financial statements for issue.

Note 3 – Summary of Significant Accounting Policies

The consolidated financial statements of the Company include the accounts of Hydrogenics and all of its wholly-owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company. Subsidiaries include all entities controlled by the Company. Control exists when the Company is exposed or has rights to variable returns from the Company’s involvement, and has the ability to affect those returns through the Company’s power over the subsidiary. The existence and potential voting rights presently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control was obtained by the Company and are deconsolidated from the date on which control ceased. The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Investments in joint ventures

Investments in joint ventures, over which the Company has joint control, are accounted for using the equity method. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the investee’s net profit or loss, including net profit or loss recognized in other comprehensive income (“OCI”), subsequent to the date of acquisition.

Foreign currency translation

Items included in the financial statements of each consolidated entity in the Company’s consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation (“the parent company”).

2017 Consolidated Financial Statements	Page 36

Hydrogenics Corporation

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

The functional currency of the Company’s subsidiaries located in Belgium and Germany are the euro, which is the currency of the primary economic environment in which the subsidiary operates. The financial statements of these subsidiaries are translated into US dollars as follows: assets and liabilities, at the closing exchange rate at the dates of the consolidated balance sheets; and the income and expenses and other comprehensive income (loss), at the average exchange rate during the year as this is considered a reasonable approximation to the actual rates. All resulting foreign exchange changes are recognized in other comprehensive loss as cumulative translation adjustments.

Cash and cash equivalents and restricted cash

Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash. Cash and cash equivalents, including restricted cash held as partial security for standby letters of credit and letters of guarantee, include cash on hand deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments

Financial assets and financial liabilities are recognized on the trade date – the date on which the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled, or expired. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i)	Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category, unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions.

The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges.

2017 Consolidated Financial Statements	Page 37

Hydrogenics Corporation

(ii)	Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other receivables, cash and cash equivalents and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months (or within the normal operating cycle of the business if longer) of the consolidated balance sheet dates, which is classified as non-current. Loans and receivables are initially recognized at fair value. The measurement of the fair value of an asset is based on assumptions that market participants would use when pricing the asset under current market conditions. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii)	Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt. All financial liabilities at amortized cost are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions and long-term debt is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains or losses, net. Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

(iv)	Derivative financial instruments, including hedge accounting. The Company periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship. On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(v)	Cash flow hedges. When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of operations and comprehensive loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

2017 Consolidated Financial Statements	Page 38

Hydrogenics Corporation

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes. Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If the carrying value exceeds the net realizable amount, a writedown is recognized. The writedown may be reversed in a subsequent period if the circumstances causing it no longer exist.

Property, plant and equipment

Property, plant and equipment are stated at cost less government grants, accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Furniture and equipment	20% – 30% per annum
Computer hardware	30% per annum
Automobiles	30% per annum
Leasehold improvements	Straight-line over the term of the lease

Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Construction-in-progress assets are not depreciated until such time they are available for use. Depreciation ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated statements of operations and comprehensive loss.

Intangible assets

The Company’s intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their useful lives using the diminishing balance method of 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred. The method of amortization and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination. The goodwill recorded in the Company’s consolidated financial statements relates to the OnSite Generation CGU. Goodwill is not amortized.

2017 Consolidated Financial Statements	Page 39

Hydrogenics Corporation

Impairment

i)	Financial assets. At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset’s original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

ii)	Long-lived assets. Property, plant and equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash inflows being the CGU. Goodwill is not amortized but is reviewed for impairment annually or at any time an indicator of impairment exists. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A goodwill CGU represents the lowest level within an entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment.

For the long-lived asset impairment test, the recoverable value is the higher of an asset or CGU’s fair value less costs of disposal and value in use. An impairment loss is recognized for the value by which the asset or CGU’s carrying value exceeds its recoverable value.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Corporation has two segments which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Provisions and product warranties

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material. Additionally, the Company performs evaluations to identify onerous contracts and where applicable, records provisions for such contracts. Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it.

2017 Consolidated Financial Statements	Page 40

Hydrogenics Corporation

The Company typically provides a warranty for parts and/or labour for up to two years or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Company estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Warrants

The Company has issued warrants which have been classified as liabilities, which are recorded at their fair value with changes in fair value reflected in the consolidated statements of operations.

Leases

Leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the Company will obtain ownership by the end of the lease term. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the period of the lease.

Research and product development

The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Capitalized costs are amortized over their estimated useful lives.

Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Company has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred. Non-governmental funding is recognized when the Company becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Company receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured as an amortized cost financial liability, as discussed above.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Company’s activities, net of discounts and returns.

2017 Consolidated Financial Statements	Page 41

Hydrogenics Corporation

Revenue is recognized when the Company has transferred the significant risks and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Company, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Company recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand, identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

Site commissioning revenue is recognized when the installation has been completed. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns.

Historical experience is used to estimate and provide for discounts and returns.

The Company also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a fair value basis. The revenue recognition policy described above is then applied to each unit of accounting.

Revenue from long-term contracts, such as customer specific product development contracts, is recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction. The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

If circumstances arise that may change the estimates of revenue, the remaining costs or extent of progress toward completion, estimates of revenue are revised. These revisions may result in increases or decreases in estimated revenue or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period.

Cash received in advance of revenue being recognized is classified as current deferred revenue, except for the portion expected to be settled beyond 12 months of the consolidated balance sheet dates, which is classified as non-current deferred revenue.

Cost of sales

Cost of sales for products includes the cost of finished goods inventory and the costs related to shipping and handling. Cost of sales for service includes direct labour and additional direct and indirect expenses.

2017 Consolidated Financial Statements	Page 42

Hydrogenics Corporation

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Post-retirement benefit liabilities

The Company has a post-retirement benefit obligation with respect to the Belgium subsidiary related to a defined contribution plan. Under Belgian law, a guaranteed return on the contributions is required and as a result this is accounted for as a defined benefit plan. The Company has recorded a long-term liability associated with this plan for the present value of the obligation at the consolidated balance sheet dates. Changes in the fair value of this liability represent actuarial gains and losses arising from experience adjustments and are charged/credited to equity in other comprehensive income.

Stock-based compensation

The Company’s stock-based compensation plans are summarized below:

(i)	Stock options

The Company grants stock options to certain employees. Stock options vest 25% one year from the date of grant and annually thereafter over three more years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized (with a corresponding adjustment to contributed surplus) over the tranche’s vesting period, and is based on the estimated number of instruments expected to vest, which are then reestimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. When options are exercised the Company issues new shares and the proceeds received net of any directly attributable transaction costs are credited to share capital at market value and the difference is adjusted to contributed surplus.

(ii)	Restricted share units (“RSU”)

The Company grants RSUs to certain employees. The RSUs will be settled in the Company’s shares. The cost of the Company’s RSUs is charged to selling, general and administrative expenses using the graded vesting method. RSUs vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

(iii)	Deferred share units (“DSU”)

The Company grants DSUs to directors as part of their compensation. The DSUs vest upon grant and are settled in cash. The vested DSUs are marked-to-market at the end of each reporting period based on the closing price of the Company’s shares with the change in fair value recorded in selling, general and administrative expenses. The Company has set up a liability in the consolidated balance sheets, included within financial liabilities, for the fair value of the vested DSUs.

2017 Consolidated Financial Statements	Page 43

Hydrogenics Corporation

(iv)	Performance share units (“PSU”)

The Company has granted PSUs to certain employees. The PSUs will be settled in the Company’s shares. The cost of the Company’s PSUs is charged to selling, general and administrative expenses using the graded vesting method. The fair value of the vested share units is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

Income taxes

Income tax expense comprises current income tax expense and deferred income tax expense. Income tax expense is recognized in the consolidated statements of operations and comprehensive loss, except to the extent that it relates to items recognized directly in equity, in which case, income taxes are also recognized directly in equity. Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years.

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

Net loss per share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying stock options or warrants were granted, if later, unless they were anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of stock options and warrants to acquire common shares.

2017 Consolidated Financial Statements	Page 44

Hydrogenics Corporation

Note 4 – Significant Accounting Judgments and Estimation Uncertainties

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Company to make estimates include revenue recognition and contract accounting, warranty provisions, goodwill impairment and going concern.

These estimates and judgments are further discussed below:

(i)	Revenue recognition and contract accounting

The Company uses the percentage-of-completion method of accounting for its long-term contracts, such as customer specific product development contracts. Use of the percentage-of-completion method requires the Company to estimate the services performed to date as a proportion of the total services to be performed. This estimate impacts both the amount of revenue recognized by the Company as well as the amount of deferred revenue. The determination of estimated costs for completing a fixed-price contract is based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors.

The determination of expected revenue represents the contractually agreed revenue, including change orders. A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed.

The Company estimates costs separately for each customer specific product development contract. The determination of estimates is based on the Company’s business practices, considering budgets as well as its historical experience. Furthermore, management regularly reviews underlying estimates of product development contract profitability. The long-term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs.

(ii)	Warranty provision

As noted above, the Company typically provides a warranty for parts and/or labour for up to two years from the date of shipment or commissioning or based on certain operating specifications, such as hours of operation. In establishing the warranty provision, management considers historical field data, projected claims experience, results of internal testing and in certain circumstances, application, in determining the value of this provision. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of sales.

(iii)	Goodwill impairment testing

The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 3. The recoverable amount of the OnSite Generation cash-generating unit has been determined based on an estimation of fair value less cost to sell (“FVLCS”). In the absence of a binding sales agreement, FVLCS is estimated using an income approach by discounting future cash flows. The estimation of FVLCS requires the use of estimates which are explained in note 12.

2017 Consolidated Financial Statements	Page 45

Hydrogenics Corporation

Key estimates and assumptions, include management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for the CGU and incremental costs for disposing of the assets. Growth rates assumptions used are based on the Company’s historical growth, internal budget, expectations of future revenue growth as well as industry and expected market trends in the hydrogen refueling, Power-to-Gas and industrial hydrogen market sectors. The Company uses a discount rate to calculate the present value of estimated future cash flows, which represents its weighted average cost of capital (WACC), plus a premium to take into account specific industry, size and company specific risks of the CGU, as the case may be.  The income approach used by management is supplemented by a market based approach whereby the Company assesses the reasonableness of the resulting revenue multiples from the income approach valuation models based on available data from observable active market prices of broadly comparable businesses, data from recent transactions of similar assets within the same industry, when available and the Company’s stock price.

(iv)	Going concern

The assessment of events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this determination management considers all relevant information. See note 32 for Liquidity risk disclosures. Management has determined that there is no going concern uncertainty at December 31, 2017.

Note 5 – Accounting Standards Issued But Not Yet Applied

(i)	IFRS 16 Leases

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor). This will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 (note 28) will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated balance sheet and consolidated statement of net loss and comprehensive loss.

(ii)	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Company has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Company has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

2017 Consolidated Financial Statements	Page 46

Hydrogenics Corporation

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. The Company has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount as of the date of adoption, through an adjustment to opening retained earnings.

Financial assets will be classified based on the Company’s business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (“FVOCI”), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The Company has defined its significant business models and has assessed the cash flow characteristics for all financial assets under the scope of IFRS 9. The classification and measurement of financial assets remain largely unchanged under IFRS 9.

IFRS 9 introduces a new impairment model based on expected credit losses which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Company no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Company no financial assets subject to impairment assessment except trade and other receivables which are all less than one year and accordingly the Company has decided to use the provision matrix as a practical expedient as per IFRS 9.B5.5.35.

(iii)	IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018 the Company is required to adopt IFRS 15, Revenue from Contracts with Customers. The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition. The Company plans to adopt IFRS 15 using the full retrospective method.

While the Company has not yet completed the analysis of the quantitative impacts of the adoption of IFRS 15, the Company has to date identified the following main differences as it relates to the business:

a.             Certain contracts for services

The Company provides start-up, commissioning, installation, scheduled or unscheduled maintenance (both with and without parts) and other services such as basic and extended warranty services. These services are sold either on their own in contracts with the customers or bundled together with the sale of equipment to a customer. Certain maintenance contracts also provide customers with a right to discounted spare parts. Currently, the Company accounts for the equipment and services as separate deliverables of bundled sales and allocates consideration between these deliverables using the relative fair value approach. The Company recognizes service revenue by reference to the stage of completion.

Under IFRS 15 material promises within a contract to deliver distinct goods and services will be required to be accounted for as separate performance obligations and the contract transaction price allocated between each obligation based on their relative stand-alone selling prices. Hence, the allocation of the consideration and, consequently, the timing of the amount of revenue recognized in relation to these sales could be affected.

2017 Consolidated Financial Statements	Page 47

Hydrogenics Corporation

Warranty services - the Company generally provides manufacturer warranties for general repairs to products sold within 12-24 months from the date of sale/commissioning and does not usually provide extended warranties in its contracts with most customers. As such, most existing warranties will be assurance-type warranties under IFRS 15, which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, consistent with its current practice. However, in certain non-standard contracts, the Company does from time to time provide extended warranties that are currently accounted for under IAS 37. Under IFRS 15, such warranties will be accounted for as service-type warranties and, therefore, will be accounted for as separate performance obligations to which the Company will need to allocate a portion of the transaction price.

Installation and start-up & commissioning services - Under IAS 18, the Company applied the revenue recognition criteria to each separately identifiable component of a single transaction. The contracts containing installation and start- up and commissioning services were accounted for as a separate element from the product sale, and the revenue on those services was deferred until the associated work was performed.  Under IFRS 15, in management’s judgment these performance obligations are not distinct and are combined into a single performance obligation where the costs are insignificant in the context of the contract and where the customer believes they are buying a final installed working product and are not buying the individual collection of products and services as a bundle. Thus, all revenue will be recorded when the customer obtains control of the promised goods. Where this is prior to the installation and start-up and commissioning services being performed, the associated costs will be accrued for at the time the sale is recorded.

b.              Contract assets and liabilities

Under IFRS 15 when either party to a contract has performed, the Company will be required to recognize contract assets and contract liabilities, depending on the relationship between the Company’s performance and the customer’s payment. Only when the Company has an unconditional right to the consideration is it separately recorded as a receivable. As a result, the Company may need to classify some receivables as contract assets and deferred consideration as contract liabilities either on the face of the consolidated balance sheet or in the note disclosures.

c.             Costs to obtain a contract

The Company incurs sales agent commissions for obtaining contracts. Currently, these costs are expensed when they are earned or incurred. Under IFRS 15, these incremental costs will be required to be deferred for contracts expected to be delivered after more than one year and expensed as the contract is delivered, where the Company expects to recover those costs. Where there is a retrospective step up in the sales agent commission on a sale as a result of the salesperson reaching a new cumulative sales threshold, the commission will need to be allocated between the contract in question and the preceding contracts in the year that contributed to the agent reaching the threshold; the commission allocated to any contract that has already been recorded as revenue will be expensed while the commission allocated to contract revenues that has not yet been recorded will be capitalized and expensed simultaneously with the related contract revenue.

Note 6 – Cash and Cash Equivalents and Restricted Cash

At December 31,	2017	2016
Cash and cash equivalents	$21,511	$10,338
Restricted cash	435	405
Restricted cash – non-current	468	535
Total	$22,414	$11,278

The restricted cash is held by financial institutions in Canada and Europe as partial security for standby letters of credit and letters of guarantee. At December 31, 2017, the Company had standby letters of credit and letters of guarantee issued by several financial institutions of $2,821 (2016 – $2,916), with expiry dates extending to December 2018. See Note 16 – Lines of Credit and Bank Guarantees for additional information.

2017 Consolidated Financial Statements	Page 48

Hydrogenics Corporation

Note 7 – Trade and Other Receivables

	December 31,	December 31,
	2017	2016
Trade accounts receivable	$7,222	$2,269
Less: Allowance for doubtful accounts	(943)	(556)
Net trade accounts receivable	6,279	1,713
Accrued receivables	5,830	5,002
Other receivables	2,183	3,087
Total current receivables	$14,292	$9,802
Non-current accrued receivables	645	–
Total trade and other receivables	$14,937	$9,802

Included in accrued receivables is $4,030 relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts. Management anticipates that $645 of this amount will not be billed within the next 12 months.

Note 8 – Inventories

	December 31,	December 31,
	2017	2016
Raw materials	$9,708	$9,441
Work-in-progress	4,866	7,537
Finished goods	590	230
Total inventories	$15,164	$17,208

Total inventory in the table above are recorded net of provisions to write them down to net realizable value. At December 31, 2017, the inventory provision was as follows:

	2017	2016
At January 1	$1,332	$1,232
Net increase in the provision	873	649
Writedowns during the period	(691)	(561)
Foreign exchange revaluation	20	12
At December 31,	$1,534	$1,332

Note 9 – Investment in Joint Ventures

On March 30, 2017, the Company entered into an arrangement with Enbridge Gas Distribution to form the joint venture 2562961 Ontario Ltd. to develop, construct, own and operate a 2.5MW Power-to-Gas energy storage facility project. The Company holds a 49% equity investment in this joint venture. The Board of Directors of the joint venture has five directors consisting of three nominees from Enbridge and two nominees of Hydrogenics and all resolutions are adopted by a majority vote. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

2017 Consolidated Financial Statements	Page 49

Hydrogenics Corporation

During 2017, the Company sold the joint venture related project assets developed as part of the 2.5MW energy storage facility project for $2,030. Hydrogenics received cash consideration of $1,035 and a 49% equity investment in the newly formed joint venture of $995. A loss on disposal of the transferred assets arose of $146, as the transfer to the joint venture was done at the historical Canadian dollar value. This loss on disposal is adjusted for in the Company’s 49% share of the loss relating to the equity interest received. It is eliminated against the investment in the joint venture and will be amortized over the life of the fixed assets. Of the loss of $146, $35 was capitalized as the cost of the equity investment. Legal costs of $93 were capitalized as they were incurred in the creation of the joint venture.

As at December 31, 2017, the energy storage facility project is in the final stages of commissioning and verification of the operation of the multi-stack 2.5MW PEM electrolyzer. Our target in-service period for the electrolyzer where it will begin operating under an IESO Regulation Services contract is the second quarter of 2018.

	December 31,	December 31,
	2017	2016
Balance January 1,	$–	$–
Equity investment in joint venture	1,123	–
Amortization of deferred loss on disposal	(9)	–
Foreign currency translation	62	–
Investment in Enbridge joint venture	$1,176	$–

Financial information for the joint venture, as presented in the IFRS financial statements of 2562961 Ontario Ltd. follows below.

Summarized balance sheet information of 2562961 Ontario Ltd. is as follows:

	December 31,	December 31,
	2017	2016
Assets
Current assets	$1	$–
Non-current assets	2,228	–
Total assets	$2,229	$–
Liabilities
Total liabilities	–	–
Net assets	$2,229	$–

	2017	2016
Revenue	$–	$–
Gain before income taxes	1	–
Joint venture gain from continuing operations	$1	$–

2017 Consolidated Financial Statements	Page 50

Hydrogenics Corporation

	December 31,	December 31,
	2017	2016
Opening net assets of 2562961 Ontario Ltd. (Equity Investment)	$–	$–
Investment in 2562961 Ontario Ltd.	2,030	–
Joint venture gain	1	–
Foreign currency translation	126	–
Closing net assets of 2562961 Ontario Ltd.	$2,157	$–
Unrealized (gains) losses on sales to 2562961 Ontario Ltd.	71	–
Adjusted net assets of 2562961 Ontario Ltd.	2,228	–
Company’s share of net assets at 49%	$1,092	$–
Plus: Capitalization of legal costs	93	–
Less: Amortization of deferred loss on disposal	(9)	–
Company’s share of net assets at 49%	$1,176	$–

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

	December 31,	December 31,
	2017	2016
Balance January 1,	$1,750	$1,951
Share in loss of the joint venture	(334)	(156)
Foreign currency translation	205	(45)
Investment in Kolon Hydrogenics joint venture	$1,621	$1,750

Financial information for the joint venture, as presented in the IFRS financial statements of Kolon Hydrogenics follows below.

Summarized balance sheet information of Kolon Hydrogenics is a follows:

	December 31,	December 31,
	2017	2016
Assets
Current assets	$20	$714
Non-current assets	5,312	5,026
Total assets	$5,332	$5,740
Liabilities
Current liabilities	$471	$569
Non-current liabilities	1,657	1,703
Total liabilities	2,128	2,272
Net assets	$3,204	$3,468

2017 Consolidated Financial Statements	Page 51

Hydrogenics Corporation

Summarized loss from continuing operations and total comprehensive loss for Kolon Hydrogenics is as follows:

	2017	2016
Revenue	$252	$1,496
Loss before income taxes	(682)	(232)
Joint venture loss from continuing operations	$(682)	$(241)

The Company’s portion of the joint venture’s loss from continuing operations is 49% of the stated amount.

The following table is a reconciliation of the joint venture’s financial information to the carrying amount of the Company’s investment in Kolon Hydrogenics:

	December 31,	December 31,
	2017	2016
Opening net assets of Kolon Hydrogenics (Equity Investment)	$3,467	$3,801
Joint venture loss	(682)	(241)
Foreign currency translation	419	(93)
Closing net assets of Kolon Hydrogenics	$3,204	$3,467
Unrealized losses on sales to Kolon	104	104
Adjusted net assets of Kolon Hydrogenics	3,308	3,571
Company’s share of net assets at 49%	$1,621	$1,750

Note 10 – Property, Plant and Equipment

	Plant and test equipment	Furniture and equipment	Computer hardware	Leasehold improvements	Construction in progress	Total
Net book value December 31, 2016	$214	$1,270	$182	$308	$2,121	$4,095
Additions	55	233	91	117	2,003	2,499
Disposals	(11)	–	(2)	–	(2,176)	(2,189)
Depreciation	(104)	(338)	(97)	(76)	–	(615)
Foreign exchange	29	22	30	3	–	84
Net book value December 31, 2017	$183	$1,187	$204	$352	$1,948	$3,874

Total cost	$3,604	$5,648	$558	$1,777	$1,948	$13,535
Total accumulated depreciation	(3,421)	(4,461)	(354)	(1,425)	–	(9,661)
Net book value December 31, 2017	$183	$1,187	$204	$352	$1,948	$3,874

Included in construction in progress is $1,342 (2016 - $1,613) relating to capital costs to be transferred to the joint venture project with Enbridge (note 28).

2017 Consolidated Financial Statements	Page 52

Hydrogenics Corporation

Depreciation of $397 (2016 – $350) was included in selling, general and administrative expenses, $81 (2016 - $138) in research and product development expenses, and $137 (2016 – $344) in cost of sales.

	Plant and test equipment	Furniture and equipment	Computer hardware	Leasehold improvements	Construction in progress	Total
Net book value December 31, 2015	$301	$1,427	$112	$331	$878	$3,049
Additions	39	219	160	151	1,243	1,812
Disposals	–	(5)	–	–	–	(5)
Depreciation	(100)	(343)	(83)	(168)	–	(694)
Foreign exchange	(26)	(28)	(7)	(6)	–	(67)
Net book value December 31, 2016	$214	$1,270	$182	$308	$2,121	$4,095

Total cost	$3,668	$5,056	$459	$1,660	$2,121	$12,964
Total accumulated depreciation	(3,454)	(3,786)	(277)	(1,352)	–	(8,869)
Net book value December 31, 2016	$214	$1,270	$182	$308	$2,121	$4,095

Note 11 – Intangible Assets

Computer software	2017	2016
Net book value December 31,	$203	$215
Additions	25	48
Amortization	(57)	(56)
Foreign exchange	9	(4)
Net book value December 31,	$180	$203

Total cost	$2,043	$2,030
Total accumulated depreciation	(1,863)	(1,827)
Net book value December 31,	$180	$203

Amortization of $57 (2016 – $56) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses.

Note 12 – Goodwill

The carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

	2017	2016
At January 1	$4,019	$4,135
Foreign exchange revaluation	550	(116)
At December 31	$4,569	$4,019

The goodwill relates to the Company's OnSite Generation business CGU. The Company performs its annual impairment test as of September 30.

2017 Consolidated Financial Statements	Page 53

Hydrogenics Corporation

In estimating the recoverable amount of this CGU, the Company first used an income approach, discounting its future estimated cash flows for Q4 2017 and a five-year forecast period, starting with the approved 2018 budget, and discounted those projected cash flows at a rate of return that reflects the relative risks of achieving those cash flows. To this amount, the Company added the present value of a terminal value, determined by applying a capitalization rate to the expected annual cash flows to be generated beyond the forecast period, and the present value of the tax shield from existing tax loss carryforwards to determine an estimated enterprise value. The resulting enterprise value was then adjusted for redundant assets, interest bearing debt and debt equivalents and estimated costs to sell to determine an estimated fair value less cost to sell.

Discounted cash flows over the forecast period used a five-year revenue compound annual growth rate (CAGR) of 20% and a perpetual growth rate of 2% thereafter.   The five-year revenue CAGR used in the discounted cash flows calculations differs from past experience; management has determined the five-year revenue CAGR based on expectations for future growth in demand for hydrogen generation products in our core markets: industrial hydrogen, Power-to-Gas, and hydrogen refueling, the impact of recently launched and to be launched solutions, as well as its current backlog.  Gross direct margins (excluding indirect overheads) are projected to remain consistent with current levels at 29% throughout the forecast period. Selling, general and administrative expenses and indirect manufacturing overheads are projected to increase at 3% a year after the 2018 budget period and research and development costs (net of grants) are anticipated to remain at current levels. Working capital requirements were estimated to approximate 15% of annual sales throughout the forecast period. Using a weighted cost of capital approach, the Company applied a discount rate of 15.5% to determine the present value of the projected cash flows and then deducted 3% for estimated costs to sell.

The Company supplemented the discounted cash flow analysis by considering transactions multiples over the past five years and current trading multiples for broadly comparable public company businesses with similar operations within the same industry to the resulting sales multiple of the OnSite CGU from the discounted cashflow approach (2.2 times trailing 12 months revenues) which was within the low end of the range due the significantly smaller size of the Company’s operations, and geographical reach relative to some of these public companies comparables.

The sales and operations of the OnSite Generation CGU constitutes approximately 50% of the Company’s current sales and operations, therefore the Company also compared the enterprise value of the OnSite Generation CGU, the Company’s overall market capitalization and the implied valuation of its Power Systems CGU and its respective revenue multiples. The revenue multiple for the Company as a whole was 3.1 times trailing 2 months revenues and the implied revenue multiple for the Power Systems CGU was 3.8 times trailing 12-month revenue. Management believes these multiples are within the low end of the range when compared to multiples of broadly comparable public companies in the hydrogen fuel cell industry.

As the valuation techniques used by the Company require the use of unobservable inputs, the recoverable amount of the Company’s OnSite Generation CGU is classified within Level 3 of the fair value hierarchy.

For the year ended December 31, 2016, the recoverable amount of the OnSite Generation CGU based on fair value less cost to sell was determined using an implied market approach by deducting from the overall market capitalization of the company corporate assets and the estimated value of the smaller Power CGU which was determined based on comparable public company trading multiples for the Power Systems CGU. The resulting valuation produced a revenue multiple of approximately 2 times trailing 12 months revenue. Given the significant growth in the Power Systems business this past year, management considered it would be more appropriate to use a direct valuation approach in the current year as noted above.

No impairment charges arose as a result of the reviews in either 2017 or 2016. Reasonably possible changes in key assumptions in the discounted cash flow approach would not cause the recoverable amount of the OnSite Generation CGU to fall below its carrying value. The recoverable amount would equal its carrying value if a revenue multiple of 0.3 times revenues was assumed.

2017 Consolidated Financial Statements	Page 54

Hydrogenics Corporation

Note 13 – Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	December 31,	December 31,
	2017	2016
Trade accounts payable	$4,612	$4,004
Accrued payroll and related compensation	2,645	1,776
Supplier accruals	2,126	1,277
Accrued professional fees	224	150
Other	129	28
Total accounts payable and accrued liabilities	$9,736	$7,235

Note 14 – Financial Liabilities

Financial liabilities are as follows:

	December 31,	December 31,
	2017	2016
Current portion of long-term debt – Export Development Canada (note 17)	$2,470	$2,107
Current portion of long-term debt – Province of Ontario (note 17)	622	893
Current portion of repayable government contributions (note 17)	–	154
Warrants (note 25)	409	325
Deferred share unit liability (note 19)	1,406	456
Current portion of capital lease (note 17)	6	4
Total financial liabilities	$4,913	$3,939

Warrants

On November 4, 2016, concurrent with a new loan agreement with Export Development Canada (“EDC”), the Company issued 200,575 share purchase warrants. Each warrant is exercisable for one common share of the Company at an exercise price of US$6.85 per common share. The warrants are transferrable and expire on November 4, 2021. The proceeds of the loan (net of transaction costs) were allocated between the fair value of the warrant liability and the debt. These warrants include anti-dilution provisions, and as a result are accounted for as a financial liability with changes in fair value reflected in the consolidated statements of operations and comprehensive loss. These warrants were exercised on December 1, 2017 for proceeds of $1,374.

On May 8, 2015, concurrent with a new loan agreement with a syndicate of lenders, the Company issued 250,000 share purchase warrants. Each warrant was exercisable for one common share of the Company at an exercise price of US$15.00 per common share. The warrants are non-transferrable and expire on May 6, 2019. As a result of this issuance, the fair market value of these warrants of $885 was included in other finance (losses) gains. These warrants include anti-dilution provisions, and as a result are accounted for as a financial liability with changes in fair value reflected in the consolidated statements of operations. On December 16, 2015, as a result of the public offering, the exercise price of the warrants was reduced to US$10.85 per common share.

2017 Consolidated Financial Statements	Page 55

Hydrogenics Corporation

The fair value of the outstanding warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Warrants

	December 31,	December 31,
	2017	2016
Risk-free interest rate (%)	1.68%	0.74%
Expected volatility (%)	55.3%	60.1%
Expected life in years	0.38	1.4
Expected dividend	Nil	Nil

Expected volatility was revised using the historical volatility for the Company’s share price for the remaining 0.38 years prior to the date of grant, as this is the expected remaining life of the warrants.

Note 15 – Warranty Provisions

Changes in the Company’s aggregate warranty provisions are as follows:

	2017	2016
At January 1,	$2,062	$3,193
Additional provisions	1,192	969
Utilized during the period	(639)	(732)
Unused amounts reversed	(734)	(1,330)
Foreign currency translation	214	(38)
Total warranty provision at December 31,	2,095	2,062
Less current portion	(1,174)	(1,221)
Long-term warranty provision at December 31,	$921	$841

Note 16 – Lines of Credit and Bank Guarantees

At December 31, 2017, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €7,000, which renews annually in April upon review. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €500; and may also borrow up to €1,500 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. Also included within the facility, is an available line of credit of €1,500 dedicated as a bank guarantee loan for the Wind to Gas Sudermarsch project in Germany. Of the €8,500 facility, €2,352 or approximately $2,821 was drawn as standby letters of credit and bank guarantees and €1,000 or approximately $1,200 was drawn as an operating line. Of the €1,500 dedicated as a bank guarantee loan for the Wind to Gas Sudermarsch project in Germany, nil was drawn as of December 31, 2017. At December 31, 2017, the Company had availability of €3,649 or approximately $4,377 (December 31, 2016 – $4,682) under this facility for use as letters of credit and bank guarantees.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1,000 secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with the Corporate company), divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At December 31, 2017, the Borrower was in compliance with these covenants.

At December 31, 2017, the Company also had a Canadian credit facility of $2,391 with no expiration date for use only as letters of credit and bank guarantees. At December 31, 2017, $nil was drawn as standby letters of credit and bank guarantees. At December 31, 2017, the Company had $2,391 (December 31, 2016 – $2,275) available under this facility for use only as letters of credit and bank guarantees.

2017 Consolidated Financial Statements	Page 56

Hydrogenics Corporation

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Note 17 – Other Non-current Liabilities

Other non-current liabilities are as follows:

	December 31,	December 31,
	2017	2016
Long-term debt – Export Development Canada (i)	$8,344	$8,625
Long-term debt – Province of Ontario (ii)	2,896	3,239
Non-current post-retirement benefit liabilities (iii)	330	377
Repayable government contributions (iv)	–	154
Capital lease	44	25
Total	11,614	12,420
Less current portion of long-term debt – Export Development Canada (note 14)	(2,470)	(2,107)
Less current portion of long-term debt – Province of Ontario (note 14)	(622)	(893)
Less current portion of repayable government contribution (note 14)	–	(154)
Less current portion of capital lease (note 14)	(6)	(4)
Total other non-current liabilities	$8,516	$9,262

(i)	Long-term debt – Export Development Canada (“EDC”)

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five-year facility of $9,000.

The loan is structured as a five-year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $250 followed by 16 quarterly repayments of $500. There is an option to prepay a portion of, or the entire loan at any time, subsequent to March 31, 2017.

The amortized cost of this loan at December 31, 2017 was $8,344 (December 31, 2016 – $8,625). Total interest expense for the year ended December 31, 2017 was $1,306 (December 31, 2016 – $199). For the year ended December 31, 2017, accretion of deferred financing fees of $102 has been included in interest expense (December 31, 2016 – $26).

2017 Consolidated Financial Statements	Page 57

Hydrogenics Corporation

The change in carrying value of this liability at December 31 was as follows:

	2017	2016
At January 1,	$8,625	$–
Drawdowns during the period	–	9,000
Amount allocated to fair value of warrants (note 14)	–	(333)
Transaction costs (financing fees)	–	(286)
Principal repayments during the period	(750)	–
Interest payments during the period	(1,093)	–
Interest accretion during the period	1,306	199
Revaluation of variable rate long-term debt (note 25)	256	45
At December 31,	$8,344	$8,625

(ii)	Long-term debt – Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015.

After this five-year period, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. There is no availability remaining under this facility at December 31, 2017.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at December 31, 2017.

The change in carrying value of this liability at December 31 was as follows:

	2017	2016
At January 1,	$3,239	$2,865
Principal repayment during the period	(888)	–
Interest payment during the period	(181)	(155)
Interest accretion during the period	503	448
Foreign currency translation	223	81
At December 31,	$2,896	$3,239

2017 Consolidated Financial Statements	Page 58

Hydrogenics Corporation

(iii)	Post-retirement benefit liabilities

For the years ended December 31, 2017 and 2016, the liability relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

The change in carrying value of this liability at December 31 was as follows:

	2017	2016
At January 1,	$377	$288
Current service and net interest cost	153	143
Employer contributions in the year	(153)	(143)
Re-measurement of actuarial liability	(99)	101
Foreign currency translation	52	(12)
At December 31,	$330	$377

	2017	2016
Plan assets	$1,716	$1,298
Accrued benefit obligation	(2,046)	(1,675)
Net defined benefit obligation	$(330)	$(377)

The Company has estimated the potential additional liabilities as $330 at December 31, 2017, using an actuarial measurement.

(iv)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, the Company entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel applications.

In January 2011, the Company entered into an amended agreement (the “Amendment”) with TPC. Under the terms of the Amendment, C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC. The Company has paid the C$800 maximum under the agreement for this contingent payment.

The present value of this obligation at December 31, 2017 was $nil (2016 – $154), including the current portion of $nil (2016 – $154), which was included in financial liabilities.

The change in carrying value of this liability at December 31 was as follows:

	2017	2016
At January 1,	$154	$322
Repayments during the period	(171)	(218)
Interest accretion during the period	10	35
Foreign currency translation	7	15
At December 31,	$–	$154

2017 Consolidated Financial Statements	Page 59

Hydrogenics Corporation

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

Note 18 – Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1,	12,544,960	365,923	12,540,757	$365,824
Adjustment for partial shares on share consolidation	(1)	–	–	–
Issuance of common shares	2,682,742	19,725	–	–
Warrants exercised (note 14)	200,575	1,966	–	–
Issuance of common shares on vesting of performance share units (note 19)	4,203	96	4,203	99
Issuance of common shares on exercise of stock options (note 19)	4,400	36	–	–
At December 31,	15,436,879	387,746	12,544,960	$365,923

Common share issuance

On April 28, 2017, the Company and Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) entered into a subscription agreement to issue 2,682,742 common shares of Hydrogenics to Hejili on a private placement basis, for gross proceeds to Hydrogenics of $21,000 or approximately $7.83 per common share. The subscription price represented a 10% premium to the 20-day volume-weighted average trading price of the Company’s common shares on the NASDAQ for the period ending April 27, 2017.

The transaction closed on June 27, 2017 and the Company received net proceeds of $19,725 after underwriting fees and expenses. Subsequent to closing of the private placement, Hejili’s interest in Hydrogenics is approximately 17.6% of total issued shares.

The subscription agreement provides, among other things, that Hejili has participation rights on future offerings and the right to nominate one director to the board of directors of Hydrogenics, and that Hejili will be subject to certain restrictions, including lock-up, transfer and voting restrictions, subject, in each case, to certain ownership threshold requirements. The subscription agreement also provides that Hejili will cooperate with Hydrogenics to jointly develop the Chinese market for hydrogen, energy storage and fuel cell products.

Note 19 – Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation’s Stock Option Plan.

Under the Company’s previous Stock Option Plan, 240,681 stock options were outstanding at December 31, 2017. No further stock options may be issued under this plan.

Effective May 11, 2016, the Company amended the Omnibus Incentive Plan to increase the number of shares available for issuance to 1,002,069 from 660,564. This was passed as a resolution by the shareholders of Hydrogenics, on May 11, 2016.

2017 Consolidated Financial Statements	Page 60

Hydrogenics Corporation

Of the 1,002,069 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 521,492 have been granted as stock options, 133,184 have been granted as RSUs and 191,366 have been granted as PSUs and were outstanding at December 31, 2017. The Corporation has 156,027 of share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at December 31, 2017.

Stock options

A summary of the Company’s stock option plan is as follows:

	2017		2016
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	shares	C$	shares	C$
Balance at January 1,	628,636	7.97	536,174	$7.97
Granted	141,268	8.56	96,056	10.53
Exercised	(4,400)	6.22	–	–
Forfeited	–	–	(404)	15.48
Expired	(3,331)	29.25	(3,190)	84.25
At December 31,	762,173	7.99	628,636	$7.97

During the year ended December 31, 2017, 4,400 (2016 – nil) stock options were exercised resulting in cash proceeds of $20 (2016 – $nil), an increase in equity of $36 (2016 – $nil) with an offset to contributed surplus of $16 (2016 – $nil).

During the year ended December 31, 2017, 141,268 (2016 – 96,056) stock options were granted with an average fair value of C$4.89 per option (2016 – $10.53). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2017	2016
Risk-free interest rate	1.34%	0.87%
Expected volatility	64.6%	64.9%
Expected life in years	6	6
Expected dividend	Nil	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the year ended December 31, 2017, related to stock options, was $444 (2016 – $330) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

2017 Consolidated Financial Statements	Page 61

Hydrogenics Corporation

The following table summarizes information about the Company’s stock options outstanding as of December 31, 2017:

Grant date	Expiry date	Total number of options	Weighted average remaining contractual life (in years)	Exercise Price C$	Number of vested options	Weighted average remaining contractual life (in years)	Exercise Price C$
March 12, 2008	March 12, 2018	5,025	0.19	14.50	5,025	0.19	$14.50
March 27, 2009	March 27, 2019	5,864	1.23	13.25	5,864	1.23	13.25
April 5, 2010	April 5, 2020	19,887	2.26	4.91	19,887	2.26	4.91
March 31, 2011	March 31, 2021	83,000	3.25	6.96	83,000	3.25	6.96
June 8, 2011	June 8, 2021	126,905	3.44	5.03	126,905	3.44	5.03
May 11, 2012	May 11, 2022	157,871	4.36	6.25	157,871	4.36	6.25
November 19, 2012	November 19, 2022	39,476	4.88	6.60	39,476	4.88	6.60
March 21, 2013	March 21, 2023	30,000	5.22	8.10	30,000	5.22	8.10
March 25, 2015	March 25, 2025	56,821	7.23	16.14	28,411	7.23	16.14
March 31, 2016	March 31, 2026	96,056	8.25	10.53	24,014	8.25	10.53
March 15, 2017	March 15, 2027	141,268	9.20	8.56	–	9.25	8.56
		762,173	5.64	7.99	520,453	4.23	$7.04

Performance Share Units (“PSUs”)

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

A summary of the Company’s PSU activity is as follows:

	2017	2016
Balance at January 1,	195,569	199,772
Vested – share issuance	(4,203)	(4,203)
At December 31,	191,366	195,569

Stock-based compensation expense for the year ended December 31, 2017, related to PSUs, was $31 (2016 – $130) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

2017 Consolidated Financial Statements	Page 62

Hydrogenics Corporation

Equity-settled Restricted Share Units (“RSUs”)

An RSU is a unit equivalent in value to a common share of the Company. The RSUs will be settled by issuance of shares in the Company. The cost of the Company’s RSUs is determined using the graded vesting method and is charged to selling, general and administrative expenses. RSUs vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

A summary of the Company’s RSU activity is as follows:

	2017	2016
Balance at January 1,	52,483	–
RSUs issued	80,701	52,483
At December 31,	133,184	52,483

Stock-based compensation expense for the year ended December 31, 2017, related to RSUs, was $267 (2016 – $99) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company’s common share on the TSX on the date of termination. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company’s DSU activity is as follows:

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1,	106,506	$456	83,628	$746
DSU compensation expense	20,277	174	22,878	140
DSU cancellation	(834)	(9)	–	–
DSU fair value adjustments	–	785	–	(430)
At December 31,	125,949	$1,406	106,506	$456

For the year ended December 31, 2017, the Company recognized $165 (2016 – $140) as expense for the issue of new DSUs (net of cancellations) and an expense of $785 (2016 – recovery of $430) for the mark-to-market adjustment on the liability.

The DSU liability at December 31, 2017 of $1,406 (2016 – $456) was included in financial liabilities. DSUs vest immediately on the date of issuance.

2017 Consolidated Financial Statements	Page 63

Hydrogenics Corporation

Summary of stock-based compensation expense (recovery)

Years ended December 31,	2017	2016
Stock-based compensation expense – stock options	$444	$330
Stock-based compensation expense – PSU	31	130
Stock-based compensation expense – performance share units change in estimate - recovery	–	(169)
Stock-based compensation expense – RSU (equity-settled)	267	99
DSU – new issuance (net of cancellations)	165	140
DSU – mark-to-market adjustment	785	(430)
Total	$1,692	$100

Note 20 – Selling, General and Administrative Expenses

	2017	2016
Salaries and benefits, office administration and other expenses	$11,596	$10,319
Depreciation	397	350
Amortization	57	56
Stock-based compensation (including stock options and PSUs)	475	291
RSUs	267	99
DSUs	950	(290)
Total	$13,742	$10,825

Note 21 – Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the years ended December 31, 2017 and 2016, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Year ended December 31,	2017	2016
Research and product development expenses	$8,812	$8,247
Government research and product development funding	(2,436)	(4,671)
Total	$6,376	$3,576

Note 22 – Key Management Compensation

Key management includes the Company’s directors and key executive members.

Year ended December 31,	2017	2016
Salaries and short-term employee benefits	$1,873	$1,936
Stock-based compensation
DSUs	174	140
Stock options	561	444
RSUs	533	418
Total	$3,141	$2,938

2017 Consolidated Financial Statements	Page 64

Hydrogenics Corporation

Note 23 – Expenses by Nature

The following expenses are included in cost of sales; selling, general and administrative expenses; and gross research and product development expenses.

Year ended December 31,	2017	2016
Raw materials and consumables used	$33,013	$19,682
Employee benefits (note 24)	18,613	15,576
Facilities	2,683	2,643
Professional services	1,220	1,177
Depreciation and amortization	672	727
Shareholder and other corporate communications	479	562
Insurance	504	449
Marketing	499	381
Other	1,503	870
Total	$59,186	$42,067

Note 24 – Employee Benefits Expense

The following employee benefits expenses are included in cost of sales; selling, general and administrative expenses; and research and development expenses.

Year ended December 31,	2017	2016
Salaries and wages	$15,906	$14,463
Stock-based compensation (including equity-settled RSUs & PSUs), net of change in management estimate	742	390
Medical, dental and insurance	346	330
Pension costs	270	274
Stock-based compensation – DSUs and cash-settled RSUs	950	(290)
Other	399	409
Total	$18,613	$15,576

Note 25 – Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Year ended December 31,	2017	2016
Foreign exchange contracts – fair market value adjustment on settled held for trading financial instruments	$–	$20
Revaluation of variable rate long-term debt – Export Development Canada	(256)	(45)
(Loss) gain from change in fair value of outstanding warrants (note 14)	(675)	760
Total	$(931)	$735

Note 26 – Income Taxes

The Corporation had net losses for the periods ended December 31, 2017 and 2016 and income tax expense was $nil for each of these years.

The estimated income tax rate for the Company is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

2017 Consolidated Financial Statements	Page 65

Hydrogenics Corporation

The Company’s computation of income tax expense is as follows:

Year ended December 31,	2017	2016
Loss before income taxes	$(11,140)	$(9,857)
Statutory income tax rate	25%	25%
Income tax recovery at statutory rates	(2,785)	(2,464)
Non-deductible expenses	94	24
Other permanent differences	–	(251)
Tax losses and other temporary differences not recognized	2,729	2,797
Income taxes at different rates in foreign and other provincial jurisdictions	(269)	(261)
Other	231	155
Total	$–	$–

At December 31, 2017, the Company has available income tax loss carry-forwards of $103,452 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

For the years ended	2017	2016
2023	$–	$130
2024	118	190
2025	244	244
2026	512	512
2027	14	14
2028	1	1
2029	517	517
2030	7,208	7,208
2031	6,432	6,432
2032	5,706	5,706
2033	–	–
2034	4,680	4,680
2035	6,238	6,238
2036	5,411	4,627
2037	4,853	–
No expiry	61,518	50,899
Total	$103,452	$87,398

Components of the Company’s deductible temporary differences and unused tax losses are:

Year ended December 31,	2017	2016
Non-capital losses	$30,984	$26,094
Investment tax credits	1,349	1,654
Scientific research and experimental development	745	1,114
Property, plant and equipment and intellectual property	1,406	1,224
Provisions	131	96
Other	867	163
Total	$35,482	$30,346

No deferred income tax asset has been recognized in respect of the $35,482 of losses and other temporary differences, reflecting the Company’s uncertainty associated with the realization of all deferred income tax assets.

2017 Consolidated Financial Statements	Page 66

Hydrogenics Corporation

Note 27 – Net Loss Per Share

The loss per share for the periods ended December 31, 2017 and 2016 was as follows:

	2017	2016
Net loss	$(11,140)	$(9,857)

Weighted average number of common shares outstanding – basic	13,947,636	12,542,950
Dilutive effect of stock options	–	–
Dilutive effect of warrants	–	–
Weighted average number of shares outstanding – diluted	13,947,636	12,542,950
Net loss per share – basic and diluted	$(0.80)	$(0.79)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 28 – Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2.5MW Power-to-Gas storage unit to the Province of Ontario. Our target in-service period for the IESO Regulation Services contract is the second quarter of 2018. This contract was assigned to the joint venture 2562961 Ontario Ltd. in 2017. The joint venture will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the initial three-year period commencing with commissioning. The Power-to-Gas storage unit is estimated to have a potential 20-year life.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is greater than C$8,000, of which C$4,000 will be funded through the forgivable loan, C$4,000 will be funded 49% by Hydrogenics and 51% by Enbridge, and the remainder will be incurred as required by either Hydrogenics or Enbridge.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack 2.5MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

2017 Consolidated Financial Statements	Page 67

Hydrogenics Corporation

December 31,
2017

Total cumulative cost of 2MW Power-To-Gas unit	$7,535
Funding received from the IDF	(2,941)
Cumulative costs transferred to the joint venture (Note 10)	(2,030)
Foreign exchange loss on disposal	(146)
Costs recorded as research & product development costs	(1,076)
Costs remaining to be transferred to the joint venture (Note 10)	$1,342

Costs are only transferred to the joint venture once the final submission has been submitted to the Province of Ontario for the related forgivable loan above. The actual funding percentage varies from committed funding percentage due to foreign exchange translation.

Rental expenses

The Company incurred rental expenses of $1,120 under operating leases in 2017 (2016 – $883). The Company has future minimum lease payments under operating leases relating to premises, office equipment and vehicles as follows:

For the years ended
2018	$1,164
2019	862
2020	754
2021	580
2022	255
Thereafter	1,048
Total	$4,663

The Company leases various premises, office equipment and vehicles under non-cancellable operating lease agreements. The lease agreements are classified as non-cancellable, as penalties are charged if cancellation does occur. Certain leases contain purchase option clauses, which provide the Company with the ability to purchase the equipment or automobile at fair value at the time of exercise. The leases have varying terms, escalation clauses and renewal rights.

Indemnification agreements

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

2017 Consolidated Financial Statements	Page 68

Hydrogenics Corporation

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

Note 29 – Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During 2017, Hydrogenics made purchases of $646 (2016 – $358) from this related company. At December 31, 2017, the Company had an accounts payable balance due to this related party of $8 (2016 – $21).

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the year ended December 31, 2017 the Company had sales to the joint venture of $2,030 (2016 – $nil) and at the end of December 31, 2017 the Company had a receivable of $nil (2016 – $nil) owing from the joint venture.

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During 2017, the Company had sales to the joint venture of $nil (2016 – $189), and at the end of December 31, 2017 the Company had a receivable of $nil (2016 – $4) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 30 – Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

December 31,	2017	2016
Decrease (increase) in current assets
Trade and other receivables	$(4,911)	$491
Inventories	3,305	(3,251)
Prepaid expenses	(36)	(492)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	1,815	(1,669)
Deferred revenue	(11)	(461)
Total	$162	$(5,382)

Note 31 – Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products

2017 Consolidated Financial Statements	Page 69

Hydrogenics Corporation

Financial information by reportable segment for the years ended December 31, 2017 and 2016 was as follows:

	OnSite	Power	Corporate
Year ended December 31, 2017	Generation	Systems	and Other	Total
Revenues from external customers	$24,973	$23,079	$–	$48,052
Gross profit	3,525	7,895	–	11,420
Selling, general and administrative expenses	3,381	4,437	5,924	13,742
Research and product development expenses	1,275	4,996	105	6,376
Segment income (loss)	(1,131)	(1,538)	(6,029)	(8,698)
Interest expense, net	–	–	(1,812)	(1,812)
Foreign currency losses, net	–	–	635	635
Loss in joint venture	–	–	(334)	(334)
Other finance losses, net	–	–	(931)	(931)
Loss before income taxes	$(1,131)	$(1,538)	$(8,471)	(11,140)

	OnSite	Power	Corporate
Year ended December 31, 2016	Generation	Systems	and Other	Total
Revenues from external customers	$17,510	$11,480	$–	$28,990
Gross profit	3,465	2,530	–	5,995
Selling, general and administrative expenses	2,910	4,579	3,336	10,825
Research and product development expenses	516	2,889	171	3,576
Segment income (loss)	39	(4,938)	(3,507)	(8,406)
Interest expense, net	–	–	(1,762)	(1,762)
Foreign currency losses, net	–	–	(268)	(268)
Loss in joint venture	–	–	(156)	(156)
Other finance losses, net	–	–	735	735
Loss before income taxes	$39	$(4,938)	$(4,958)	$(9,857)

Balance sheet information by reportable segment at December 31, 2017 and 2016 was as follows:

	OnSite	Power	Corporate
At December 31, 2017	Generation	Systems	and Other	Total
Cash and cash equivalents and restricted cash	$6,836	$1,160	$14,418	$22,414
Trade and other receivables	4,936	10,001	–	14,937
Inventories	8,161	7,003	–	15,164
Investment in joint ventures	–	–	2,797	2,797
Property, plant and equipment	329	3,545	–	3,874
Goodwill and intangibles	4,659	6	84	4,749
Other assets	249	553	176	978
Total Assets	$25,170	$22,268	$17,475	$64,913
Current liabilities	$10,968	$14,433	$4,356	$29,757
Non-current liabilities	1,083	4,704	5,873	11,660
Total Liabilities	$12,051	$19,137	$10,229	$41,417

2017 Consolidated Financial Statements	Page 70

Hydrogenics Corporation

	OnSite	Power	Corporate
At December 31, 2016	Generation	Systems	and Other	Total
Cash and cash equivalents and restricted cash	$3,629	$180	$7,469	$11,278
Trade and other receivables	3,282	6,520	–	9,802
Inventories	10,214	6,994	–	17,208
Investment in joint venture	–	–	1,750	1,750
Property, plant and equipment	402	3,693	–	4,095
Goodwill and intangibles	4,124	4	94	4,222
Other assets	174	648	96	918
Total Assets	$21,825	$18,039	$9,409	$49,273
Current liabilities	$10,491	$11,682	$3,121	$25,294
Non-current liabilities	1,135	5,944	6,518	13,597
Total Liabilities	$11,626	$17,626	$9,639	$38,891

Property, plant and equipment are located in the following countries:

Year ended December 31,	2017	2016
Canada	$3,371	$3,518
Belgium	329	401
Germany	174	176
Total	$3,874	$4,095

Revenue from external customers by region was as follows:

Year ended December 31,	2017	2016
Asia	$24,120	$6,747
European Union	16,854	14,377
Eastern Europe	2,697	3,906
North America	1,514	2,525
Africa	1,145	358
Middle East	1,037	288
South and Central America	350	693
Oceania and Caribbean	335	96
Total	$48,052	$28,990

Revenue for the largest customers as a percentage of the total revenue was as follows:

Year ended December 31,	2017	2016
First largest (Power segment)	21%	10%
Second largest (Generation segment)	10%	9%
Third largest (Power segment)	8%	9%
Fourth largest (Generation segment)	7%	8%
All other customers	54%	64%
Total	100%	100%

2017 Consolidated Financial Statements	Page 71

Hydrogenics Corporation

Note 32 – Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the RSUs and DSUs is classified as Level 1. The fair value of the derivative assets/liabilities and warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the year ended December 31, 2017.

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	2017	2016
Cash and cash equivalents	$21,511	$10,338
Restricted cash	435	405
Restricted cash – non-current	468	535
Trade and other receivables	14,937	9,802
Loans and receivables	$37,351	$21,080
Trade and other payables	$9,736	$7,235
Current portion of long-term debt and repayable government contribution	3,092	3,154
DSU liability	1,406	456
Operating borrowings	1,200	2,111
Warrants	409	325
Non-current portion of long-term debt	8,148	8,864
Post-retirement benefit liabilities	330	377
Capital lease	44	25
Other financial liabilities	$24,365	$22,547

2017 Consolidated Financial Statements	Page 72

Hydrogenics Corporation

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At December 31, 2017, the Company had $21,511 (2016 –$10,338) of current unrestricted cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows to support its operations. The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets. A significant portion of the Company’s financial liabilities is classified as current liabilities, as settlement is expected within one year.

The following table details the Company’s contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Company can be required to pay and represents the undiscounted cash flow including principal and interest.

	Due in less	Due in 1-3	Due in 4-5	Due in 6-10
At December 31, 2017	than 1 year	years	years	years
Trade and other payables	$9,736	$–	$–	$–
DSU liability	1,406	–	–	–
Operating borrowings	1,200	–	–	–
Warrants	409	–	–	–
Current portion of long-term debt – Province of Ontario and Export Development Canada	4,653	–	–	–
Repayable government contributions	–	–	–	–
Long-term debt	–	7,243	3,123	–
Total	$17,404	$7,243	$3,123	$–

	Due in less	Due in 1-3	Due in 4-5	Due in 6-10
At December 31, 2016	than 1 year	years	years	years
Trade and other payables	$7,235	$–	$–	$–
DSU liability	290	–	–	–
Operating borrowings	2,111	–	–	–
Warrants	325	–	–	–
Current portion of long-term debt – Province of Ontario and Export Development Canada	3,326	–	–	–
Repayable government contributions	154	–	–	–
Long-term debt	–	7,577	6,394	–
Total	$13,441	$7,577	$6,394	$–

2017 Consolidated Financial Statements	Page 73

Hydrogenics Corporation

Credit risk

Credit risk arises from the risk one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk from customers. At December 31, 2017, the Company’s two largest customers accounted for 31% of revenue (19% at December 31, 2016) and 48% of accounts receivable (2016 – 70%). In order to minimize the risk of loss for trade receivables, the Company’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases, irrevocable letters of credit. The majority of the Company’s sales are invoiced with payment terms between 30 and 60 days. The Company’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable.

The Company’s trade receivables have a carrying value of $13,052 at December 31, 2017 (2016 – $7,271), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts.

The aging of these receivables is as follows:

At December 31,	2017	2016
Not due	77%	88%
Less than 30 days past due	11	4
Less than 60 days past due, more than 30 days past due	1	2
More than 60 days past due	11	6
Total	100%	100%

The Company’s gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

At December 31,	2017	2016
Europe	64%	90%
North America	4	2
Asia	30	4
Rest of world	2	4
Total	100%	100%

The activity of the allowance for doubtful accounts for the year is as follows:

	2017	2016
Allowance for doubtful accounts, beginning of year	$556	$127
Bad debt expense	531	816
Reversal of bad debt expense	(39)	(28)
Writeoff of bad debts	(105)	(359)
December 31,	$943	$556

The Company believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 60 days of the payment term on the invoice.

2017 Consolidated Financial Statements	Page 74

Hydrogenics Corporation

The Company may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, chartered Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Company minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Company may also fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these banks. The Company’s cash and cash equivalents and restricted cash was $22,414 at December 31, 2017 (2016 –$11,278), representing the maximum exposure to credit risk of these financial assets. Approximately 99% (2016 – 98%) of the Company’s cash and cash equivalents and restricted cash at December 31, 2017 was held by four financial institutions.

The Company’s exposure to credit risk relating to cash and cash equivalents and restricted cash on deposit segmented by geographic area at December 31, 2017 and 2016 was as follows:

	2017	2016
Canada	65%	66%
Belgium	30	32
Germany	5	2
	100%	100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium and German subsidiaries (euros). This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the subsidiary to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities, which are denominated in foreign currencies.

The Company recognized a net foreign exchange gain of $635 (2016 – a net loss of $268) for the year ended December 31, 2017.

At December 31, 2017, if the Canadian dollar had strengthened/weakened by 10% against the US dollar, with all other variables held constant, the net loss would have been lower/higher by $699 as a result of foreign exchange on the translation of Canadian dollar denominated balances.

At December 31, 2017, if the euro had strengthened/weakened by 10% against the US dollar, with all other variables held constant, the net loss would have been lower by $485 or higher by $479 as a result of foreign exchange on the translation of euro denominated balances.

2017 Consolidated Financial Statements	Page 75

Hydrogenics Corporation

Interest rate risk

Cash flow interest rate risk arises because of the fluctuation in market interest rates. The Company’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Company is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Company’s borrowings are at a fixed interest rate. Given the prevailing interest rates earned by the Company’s short-term investments, a 100 basis point increase or decrease would have minimal impact on the Company’s results.

Note 33 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company’s capital is composed of debt and shareholders’ equity as follows:

	December 31,	December 31,
	2017	2016
Shareholders’ equity	$23,496	$10,382
Operating borrowings	1,200	2,111
Long-term debt and repayable government contributions	11,284	12,043
Total	35,980	24,536
Less Cash and cash equivalents and restricted cash	22,414	11,278
Total capital employed	$13,566	$13,258

2017 Consolidated Financial Statements	Page 76

Hydrogenics Corporation

Board of Directors

Douglas S. Alexander, Chairman

Chair of the Board, Member of Audit Committee and Member of Human Resources and Corporate Governance Committee

Michael A. Cardiff, Director

Member of Human Resources and Corporate Governance Committee and member of Audit Committee

Joseph Cargnelli, Director

Chief Technology Officer of the Company

Sara C. Elford, Director

Member of Human Resources and Corporate Governance Committee and member of Audit Committee

David C. Ferguson, Director

Chair of Audit Committee and Member of Human Resources and Corporate Governance Committee

Donald J. Lowry, Director

Chair of Human Resources and Corporate Governance Committee and Member of Audit Committee

Daryl C.F. Wilson, Director

President and Chief Operating Officer of the Company

Hydrogenics Corporation

Shareholder Information

Whistle-blower Hotline

As part of our whistle-blower policy, this hotline allows team members and others to anonymously and confidentially raise accounting, internal controls and ethical inquiries or complaints.

E-delivery of Shareholder Documents

The benefits of electronic delivery (e-delivery) include access to important company documents in a convenient, timely and environmentally friendly manner that also reduces printing and mailing costs. Hydrogenics has engaged AST Trust Company (Canada) to allow shareholders to receive the annual report and annual mailing materials through e-delivery.

Shareholders

For shareholders who hold their shares directly, you will receive a request for financial statements form by first class mail with your annual meeting mailing. You will need to complete and submit the enrolment form and return it as directed within the card, to receive annual & interim material. On the form, you will be offered a URL for on-line requests and/or the option to receive the annual & interim material physically.

Corporate Office

220 Admiral Boulevard

Mississauga, Ontario

Canada L5T 2N6

Phone: 905.361.3660

Fax: 905.361.3626

www.hydrogenics.com

Auditors

PricewaterhouseCoopers LLP

PwC Tower

18 York Street, Suite 2600

Toronto ON M5J 0B2

Transfer Agent

AST Trust Company (Canada)

1 Toronto Street, Suite 1200

Toronto, ON

Canada M5C 2V6

Email: inquiries@astfinancial.com

Website: https://www.astfinancial.com/ca-en

Stock Exchange Listing

NASDAQ Global Market Symbol: HYGS

Toronto Stock Exchange Symbol: HYG

The Annual Meeting of Shareholders will be held on May 11, 2018 at 10.00 a.m.

at Hydrogenics Corporation, 220 Admiral Boulevard, Mississauga, Ontario, Canada.